Exhibit 99.1

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of

IVANHOE MINES LTD.

December 31, 2011 and 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Ivanhoe Mines Ltd.

We have audited the accompanying consolidated financial statements of Ivanhoe Mines Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Ivanhoe Mines Ltd. and subsidiaries as at December 31, 2011 and December 31, 2010 and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 19, 2012

Vancouver, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Ivanhoe Mines Ltd.

We have audited the internal control over financial reporting of Ivanhoe Mines Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 19, 2012 expressed an unqualified opinion on those financial statements.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 19, 2012

Vancouver, Canada

IVANHOE MINES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31,
	2011	2010
ASSETS
CURRENT
Cash and cash equivalents (Note 5)	$998,054	$1,264,031
Short-term investments (Note 6)	—	98,373
Accounts receivable (Note 7)	102,460	65,741
Inventories (Note 8)	108,483	40,564
Prepaid expenses	56,327	23,338

TOTAL CURRENT ASSETS	1,265,324	1,492,047
LONG-TERM INVESTMENTS (Note 9)	107,277	151,191
OTHER LONG-TERM INVESTMENTS (Note 10)	317,325	191,816
PROPERTY, PLANT AND EQUIPMENT (Note 12)	4,363,501	1,332,648
DEFERRED INCOME TAXES (Note 17)	33,062	16,889
OTHER ASSETS	50,339	33,883

TOTAL ASSETS	$6,136,828	$3,218,474

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 13)	$681,185	$260,528
Amounts due under credit facilities (Note 14)	44,884	14,615
Interest payable on long-term debt (Note 15 (a) and 16)	10,808	6,312
Rights offering derivative liability (Note 19 (c))	—	766,238

TOTAL CURRENT LIABILITIES	736,877	1,047,693
CONVERTIBLE CREDIT FACILITY (Note 15 (a))	141,853	248,284
INTERIM FUNDING FACILITY (Note 16)	400,655	—
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 14)	—	40,080
PAYABLE TO RELATED PARTY (Note 23 (a))	56,783	14,013
DEFERRED INCOME TAXES (Note 17)	15,282	11,123
ASSET RETIREMENT OBLIGATIONS (Note 18)	45,553	40,838

TOTAL LIABILITIES	1,397,003	1,402,031

COMMITMENTS AND CONTINGENCIES (Note 25)

EQUITY
SHARE CAPITAL (Note 19)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
739,382,976 (2010—568,560,669) common shares	6,819,367	3,378,921
SHARE PURCHASE WARRANTS (Note 19 (b))	—	11,832
ADDITIONAL PAID-IN CAPITAL	1,389,721	1,303,581
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 20)	(2,300)	33,075
DEFICIT	(3,483,948)	(2,913,576)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	4,722,840	1,813,833

NONCONTROLLING INTERESTS (Note 21)	16,985	2,610

TOTAL EQUITY	4,739,825	1,816,443

TOTAL LIABILITIES AND EQUITY	$6,136,828	$3,218,474

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ L. Mahler
D. Korbin, Director	L. Mahler, Director

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year Ended December 31,
	2011	2010
REVENUE	$179,049	$79,777
COST OF SALES
Production and delivery	(121,155)	(66,738)
Depreciation and depletion	(28,153)	(13,306)
Write-down of carrying value of inventory	(18,936)	(14,729)

COST OF SALES	(168,244)	(94,773)

EXPENSES
Exploration (Note 3 and 19 (a))	(282,588)	(218,626)
General and administrative (Note 19 (a))	(100,805)	(84,427)
Depreciation	(2,430)	(2,096)
Accretion of asset retirement obligations (Note 18)	(694)	(199)
Write-down of current assets	(4,288)	—
Write-down of carrying values of property, plant and equipment	(16,605)	(2,338)

TOTAL EXPENSES	(575,654)	(402,459)

OPERATING LOSS	(396,605)	(322,682)

OTHER INCOME (EXPENSES)
Interest income	22,077	16,567
Interest expense	(10,953)	(32,827)
Accretion of convertible credit facilities (Note 15)	(60)	(11,709)
Foreign exchange (losses) gains	(16,831)	8,700
Unrealized (losses) gains on long-term investments (Note 9 (d))	(2,804)	360
Unrealized gains on other long-term investments	3,573	4,508
Realized gain on redemption of other long-term investments (Note 10 (a))	123	151
Change in fair value of derivative (Note 19 (c))	(432,536)	135,680
Change in fair value of embedded derivatives (Note 15 (a))	106,489	100,637
Loss on conversion of convertible credit facility (Note 15 (a))	—	(154,316)
Write-down of carrying value of long-term investments (Note 9)	(9,550)	(485)
Gain on sale of long-term investment (Note 9 (e))	10,628	—
Gain on settlement of note receivable (Note 11)	102,995	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(623,454)	(255,416)
Recovery of income taxes (Note 17)	650	13,118
Share of income (loss) of significantly influenced investees (Note 9)	17,208	(42,718)

NET LOSS FROM CONTINUING OPERATIONS	(605,596)	(285,016)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS (Note 4)	(9,105)	6,585

NET LOSS	(614,701)	(278,431)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 21)	44,329	66,952

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(570,372)	$(211,479)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.82)	$(0.43)
DISCONTINUED OPERATIONS	(0.01)	0.01

	$(0.83)	$(0.42)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (o))	685,831	502,550

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

	Share Capital		Share Purchase Warrants	Beneficial Conversion Feature	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount
Balances, December 31, 2009	425,447,552	$1,886,789	$27,386	$30,250	$348,468	$(14,578)	$(1,800,179)	$952	$479,088
Net loss	—	—	—	—	—	—	(211,479)	(66,952)	(278,431)
Other comprehensive income (Note 20)	—	—	—	—	—	47,653	—	7,145	54,798

Comprehensive loss									(223,633)

Shares issued for:
Exercise of stock options	5,619,080	67,431	—	—	(20,259)	—	—	—	47,172
Exercise of share purchase warrants (Note 19 (b)), net of issue costs of $9,730	80,530,509	701,120	(15,554)	—	—	—	—	—	685,566
Conversion of Rio Tinto convertible credit facility (Note 15 (b))	40,083,206	437,146	—	(36,314)	—	—	—	—	400,832
Private placement (Note 19 (b)), net of issue costs of $167	15,000,000	240,749	—	—	—	—	—	—	240,749
Consulting services	261,900	3,421	—	—	—	—	—	—	3,421
Bonus shares	1,581,578	41,700	—	—	1,265	—	—	—	42,965
Share purchase plan	36,844	565	—	—	—	—	—	—	565
Convertible credit facility (Note 15 (b))	—	—	—	6,064	—	—	—	—	6,064
Other increase in noncontrolling interests (Note 21)	—	—	—	—	—	—	—	61,465	61,465
Rights offering (Note 19 (c))	—	—	—	—	—	—	(901,918)	—	(901,918)
Dilution gains	—	—	—	—	931,979	—	—	—	931,979
Stock-based compensation	—	—	—	—	42,128	—	—	—	42,128

Balances, December 31, 2010	568,560,669	$3,378,921	$11,832	$—	$1,303,581	$33,075	$(2,913,576)	$2,610	$1,816,443
Net loss	—	—	—	—	—	—	(570,372)	(44,329)	(614,701)
Other comprehensive loss (Note 20)	—	—	—	—	—	(35,375)	—	(2,081)	(37,456)

Comprehensive loss									(652,157)

Shares issued for:
Exercise of stock options	2,594,270	36,961	—	—	(15,071)	—	—	—	21,890
Rights offering (Note 19 (c)), net of issue costs of $27,311	84,867,671	2,346,277	—	—	5,711	—	—	—	2,351,988
Exercise of share purchase warrants (Note 19 (b)), net of issue costs of $1,065	55,122,253	512,347	(11,832)	—	—	—	—	—	500,515
Exercise of subscription right (Note 19 (b))	27,896,570	535,908	—	—	—	—	—	—	535,908
Bonus shares	315,777	8,335	—	—	(8,215)	—	—	—	120
Share purchase plan	25,766	618	—	—	—	—	—	—	618
Other increase in noncontrolling interests (Note 21)	—	—	—	—	—	—	—	60,785	60,785
Dilution gains	—	—	—	—	61	—	—	—	61
Stock-based compensation	—	—	—	—	103,654	—	—	—	103,654

Balances, December 31, 2011	739,382,976	$6,819,367	$—	$—	$1,389,721	$(2,300)	$(3,483,948)	$16,985	$4,739,825

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010
OPERATING ACTIVITIES
Cash used in operating activities (Note 22)	$(371,721)	$(294,276)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	6,442
Purchase of short-term investments	(20,657)	(80,844)
Purchase of long-term investments	(27,084)	(53,109)
Purchase of other long-term investments	(160,000)	(94,999)
Proceeds from redemption of short-term investments	118,950	15,000
Proceeds from sale of long-term investments	14,000	3,900
Dividends received from long-term investments	31,199	—
Proceeds from redemption of other long-term investments	45,230	30,254
Proceeds from redemption of note receivable	102,995	—
Expenditures on property, plant and equipment	(2,628,086)	(675,198)
Proceeds from sale of property, plant and equipment	1,285	—
Increase in environmental bonds	(1,842)	(18,889)
(Expenditures on) proceeds from other assets	(19,207)	1,027

Cash used in investing activities	(2,543,217)	(866,416)

FINANCING ACTIVITIES
Issue of share capital	2,212,145	785,203
Proceeds from interim funding facility (Note 16)	400,655	—
Repayment of credit facilities	(8,672)	(3,244)
Noncontrolling interests’ reduction of investment in subsidiaries	(33,053)	(10,387)
Noncontrolling interests’ investment in subsidiaries	89,893	655,417

Cash provided by financing activities	2,660,968	1,426,989

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(12,007)	31,911

NET CASH (OUTFLOW) INFLOW	(265,977)	298,208
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,264,031	965,823

CASH AND CASH EQUIVALENTS, END OF YEAR	$998,054	$1,264,031

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$557,105	$790,202
Short-term money market instruments	440,949	473,829

	$998,054	$1,264,031

Supplementary cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration, development and production company holding interests in and conducting operations on mineral resource properties principally located in Central Asia and Australia.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies used in these consolidated financial statements are as follows:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and those entities in which the Company has a controlling financial interest either through voting rights or means other than voting rights. For these entities, the Company records 100% of the revenues, expenses, cash flows, assets and liabilities in the consolidated financial statements. For entities that the Company controls but holds less than a 100% ownership interest, a noncontrolling interest is recorded in the consolidated statement of operations and balance sheet to reflect the noncontrolling interest’s share of the net income (loss) and net assets of the entity, respectively.

The Company has assessed all entities, including those entities that hold economic interests in projects that are in the exploration or development stage, in which the Company holds an economic interest, to determine if they are variable interest entities (“VIEs”). If they are determined to be VIEs, the Company assesses on an ongoing basis who the primary beneficiary is based on who has the power to direct matters that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the VIE’s economic performance include, but are not limited to, approval of budgets and programs, financing decisions, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where the Company is the primary beneficiary, the Company consolidates the entity and records a noncontrolling interest, measured initially at its estimated fair value, for the interest held by other equity owners. For VIEs where the Company has shared power with unrelated parties over the aforementioned matters that most significantly impact the VIE’s economic performance, the Company uses the equity method of accounting to report their results.

The following table illustrates the Company’s policy used to account for its interests in significant entities where the Company holds less than a 100% economic interest. The Company consolidates all entities where it holds a 100% economic interest.

	Economic interest at December 31, 2011	Method
Ivanhoe Australia Limited (i)	59.0%	Consolidation
SouthGobi Resources Ltd. (ii)	57.8%	Consolidation
Oyu Tolgoi LLC (iii)	66.0%	Consolidation
Altynalmas Gold Ltd. (iv)	50.0%	Equity Method

(i)

The Company holds a 59.0% interest in Ivanhoe Australia Limited (“Ivanhoe Australia”), which is developing its copper-gold discoveries and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Principles of consolidation (continued)

(ii)

The Company holds a 57.8% interest in SouthGobi Resources Ltd. (“SouthGobi”), which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

(iii)

Wholly-owned subsidiaries of the Company together hold a 66.0% interest in Oyu Tolgoi LLC (“Oyu Tolgoi”), a VIE whose principal asset is the Oyu Tolgoi copper and gold project under construction in southern Mongolia.

On May 31, 2010, pursuant to the terms of the Oyu Tolgoi Shareholders’ Agreement, the Mongolian Government obtained a 34% interest in Oyu Tolgoi. The Company has determined that no individual party has both: (a) the unilateral power to direct the activities that most significantly impact Oyu Tolgoi’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to Oyu Tolgoi. The Company has continued to consolidate its 66% interest in Oyu Tolgoi as it remains a member of a related party group with such attributes and is the entity within the group that is most closely associated with Oyu Tolgoi.

The Company has historically funded 100% of the Oyu Tolgoi copper and gold project’s exploration and development costs via equity and debt investments in Oyu Tolgoi. At December 31, 2011, the consolidated carrying amounts (100%) of Oyu Tolgoi’s assets and liabilities were $4.3 billion and $0.6 billion, respectively. The maximum exposure to loss related to this VIE is $5.1 billion, calculated as the aggregate of the carrying amounts of the Company’s common share interest, preferred share interest, shareholder loan interests and certain obligations of Oyu Tolgoi guaranteed by the Company.

(iv)

The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan. The Company accounts for its interest in this VIE using the equity method. The maximum exposure related to this VIE is limited to the carrying amount of the shareholder loan due from Altynalmas (Note 9 (a)).

(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, depreciation and depletion, stock-based compensation, beneficial conversion feature, estimated fair value of share purchase warrants, estimated fair value of financial assets and liabilities falling within levels 2 or 3 of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements, and the anticipated costs and timing of asset retirement obligations.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currencies

The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss).

(d)	Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. Depending on the terms of the sales contract, this occurs when saleable product is either loaded onto a train or truck, unloaded at the final destination, or made available for loading at a bonded stockyard on a bill-and-hold basis.

(e)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Short-term investments

Short-term investments include money market instruments with terms to maturity, at the date of acquisition, exceeding 90 days and with remaining terms at December 31, 2011 of less than one year.

(g)	Inventories

Stockpiles are valued at the lower of production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, transportation costs, and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(h)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests between 20% and 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Long-term investments (continued)

Long-term investments in equity securities that have readily determinable fair values and are not subject to significant influence are classified as either “available-for-sale” or “held-for-trading”. Available-for-sale investments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income for the period. Held-for-trading investments are measured at fair value with changes in those fair values recognized in income for the period.

The cost method is used to account for long-term investments in equity securities that are not accounted for using the equity method or classified as either “available-for-sale” or “held-for-trading”.

(i)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(j)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

(k)	Stripping costs

Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(m)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 19. The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

(n)	Deferred income taxes

The provision for deferred income taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(o)	Loss per share

The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants were antidilutive in the years ending December 31, 2011 and 2010.

The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

	December 31,
	2011	2010
Options	23,449,062	16,712,070
Share purchase warrants	—	47,962,941

Total potentially dilutive shares	23,449,062	64,675,011

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Loss per share (continued)

In February 2011, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 19 (c)). In accordance with the ASC guidance for earnings per share, basic and diluted loss per share for all periods presented have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the year ended December 31, 2010 has been multiplied by a factor of 1.06.

(p)	Segmented reporting

The Company has three operating segments, its development division located in Mongolia, its coal division located in Mongolia, and its exploration division with projects located primarily in Australia and Mongolia.

(q)	Accounting changes

•

In January 2010, the ASC guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

(r)	Recent accounting pronouncements

•

In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Recent accounting pronouncements (continued)

•

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company is in the process of assessing which presentation choice it will adopt.

3.	EXPLORATION EXPENSES

Exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

Summary of exploration expenditures by location:

	Years Ended December 31,
	2011	2010
Mongolia
Oyu Tolgoi (1)	$31,816	$83,358
Coal Division	68,242	49,175
Other Mongolia Exploration	6,447	2,007

	106,505	134,540
Australia	166,457	73,844
Indonesia	4,396	4,594
Other	5,230	5,648

	$282,588	$218,626

(1)

Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the year ended December 31, 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $2,817.3 million (December 31, 2010—$911.0 million), which included development costs.

4.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	DISCONTINUED OPERATIONS (Continued)

In 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser will pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Accordingly, Ivanhoe Mines has reduced the carrying value of the contingent receivable as at December 31, 2011 to $13.0 million. The resulting $9.1 million write-down is recognized as a loss from discontinued operations.

To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2011 included SouthGobi’s balance of $123.6 million (December 31, 2010—$492.0 million) and Ivanhoe Australia’s balance of $170.3 million (December 31, 2010—$59.3 million), which were not available for the Company’s general corporate purposes.

6.	SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2011 included SouthGobi’s balance of $nil (December 31, 2010—$17.5 million) and Ivanhoe Australia’s balance of $nil (December 31, 2010—$80.8 million), which were not available for the Company’s general corporate purposes.

7.	ACCOUNTS RECEIVABLE

	December 31,
	2011	2010
Trade receivables	$64,051	$15,297
Contingent income (Note 4)	13,000	22,105
Insurance proceeds	12,913	—
Refundable taxes	3,314	20,338
Accrued interest	1,084	2,321
Related parties (Note 23)	1,227	2,127
Other	6,871	3,553

	$102,460	$65,741

8.	INVENTORIES

	December 31,
	2011	2010
Coal stockpiles	$9,390	$3,637
Ore stockpiles	2,875	—
Materials and supplies	96,218	36,927

	$108,483	$40,564

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	LONG-TERM INVESTMENTS

	December 31,
	2011	2010
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
Exco Resources N.L. (b)	14,975	16,991
Available-for-sale equity securities (c)	68,637	103,431
Held-for-trading equity securities (d)	7,431	10,235
Other equity securities, cost method (e)	16,234	20,534

	$107,277	$151,191

(a)	The Company holds a 50.0% interest in Altynalmas, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	December 31,
	2011	2010
Amount due from Altynalmas	$123,617	$100,545
Share of equity method losses in excess of common share investment	(123,617)	(100,545)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During 2011, Ivanhoe Mines recorded a $23.1 million (2010—$41.9 million) share of loss on this investment.

(b)	During 2010, Ivanhoe Mines acquired 13.5 million shares of Exco Resources N.L. (“Exco”) at a cost of $5.3 million (Aud$5.9 million).

During 2011, Ivanhoe Mines recorded a $40.3 million share of income (2010—$0.8 million share of loss) on its investment in Exco.

During December 2011, Ivanhoe Mines received a $31.2 million (Aud$30.1 million) distribution from Exco following the finalization of the sale of a part of Exco’s business to Xstrata Copper. The distribution consisted of a capital return and a special dividend.

At December 31, 2011, Ivanhoe Mines recorded an other-than-temporary impairment of $8.6 million against its investment in Exco based on an assessment of the fair value of Exco.

At December 31, 2011, the market value of Ivanhoe Mines’ 22.3% investment in Exco was $15.0 million (Aud$14.7 million).

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	LONG-TERM INVESTMENTS (Continued)

(c)	Available-for-sale equity securities

	December 31, 2011				December 31, 2010
	Equity Interest	Cost Basis	Unrealized (Loss) Gain	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Entrée Gold Inc.	10.9%	$19,957	$(3,202)	$16,755	12.1%	$19,957	$27,746	$47,703
Aspire Mining Limited (i)	19.9%	27,911	18,925	46,836	19.8%	20,280	31,727	52,007
Emmerson Resources Limited	8.8%	2,957	1,775	4,732	10.0%	3,636	(304)	3,332
Other	—	96	218	314	—	96	293	389

		$50,921	$17,716	$68,637		$43,969	$59,462	$103,431

(i)	During 2011, Ivanhoe Mines acquired 17.6 million common shares of Aspire Mining Limited (“Aspire”) at a cost of $7.6 million.

During December 2010, Ivanhoe Mines acquired 105.9 million common shares of Aspire at a cost of $20.3 million (Aud$20.1 million) by way of a private placement.

(d)	Held-for-trading equity securities

As at December 31, 2011, the market value of Ivanhoe Mines’ 1.5% investment in Kangaroo Resources Limited was $7.4 million, resulting in an unrealized loss of $2.8 million during the year ended December 31, 2011.

(e)	Other equity securities, cost method

	December 31, 2011		December 31, 2010
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited (i)	8.8%	$16,119	7.9%	$19,491
Ibex Resources Inc. (ii)	1.6%	115	1.5%	1,043

		$16,234		$20,534

(i)

In January 2011, Ivanhoe Mines sold 1.4 million shares of Ivanplats Limited (formerly Ivanhoe Nickel and Platinum Ltd.) (“Ivanplats”), a private company, for $14.0 million. This transaction resulted in a gain on sale of $10.6 million.

In March 2011, Ivanhoe Mines converted the remaining Ivanplats special warrants into 2.5 million common shares of Ivanplats at no additional cost.

During 2010, Ivanhoe Mines acquired 125,665 common shares of Ivanplats at a cost of $0.6 million.

(ii)

During 2011, Ivanhoe Mines recorded an other-than-temporary impairment provision of $928,000 against the investment in Ibex Resources Inc. (formerly GoviEx Gold Inc.) based on an assessment of the fair value of this investment.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	OTHER LONG-TERM INVESTMENTS

	December 31,
	2011	2010
Long-Term Notes (a)	$32,277	$29,763
Treasury Bill (b)	88,348	80,394
Prepayments (b)	136,103	36,486
Convertible Bonds (c)	15,627	—
Money Market investments (d)	44,970	45,173

	$317,325	$191,816

(a)	Long-Term Notes

As at December 31, 2011, the Company held $62.5 million (December 31, 2010—$65.0 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $32.3 million. The decrease from December 2010 in principal of $2.5 million was due to the weakening of the Canadian dollar ($1.2 million) and principal redemptions ($1.3 million). The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized gains and losses included in earnings.

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to December 31, 2011, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.

The Company has used a discounted cash flow approach to value the Long-Term Notes at December 31, 2011 incorporating the following assumptions:

Bankers Acceptance Rate:	1.12%
Discount Rates:	9% to 25%
Maturity Dates:	5.0 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

Based on the discounted cash flow model as at December 31, 2011, the fair value of the Long-Term Notes was estimated at $32.3 million. As a result of this valuation, the Company recorded an unrealized gain of $3.2 million for the year ended December 31, 2011.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	OTHER LONG-TERM INVESTMENTS (Continued)

(a)	Long-Term Notes (continued)

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.4 million.

(b)	Treasury Bill and Prepayments

On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines agreed to make two tax prepayments. Tax prepayments of $50.0 million and $100.0 million were made on April 7, 2010 and June 7, 2011 respectively.

The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

The Company has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

The Company has used a discounted cash flow approach to value the T-Bill and tax prepayments at December 31, 2011 incorporating the following weighted average assumptions:

	T-Bill	Tax Prepayments
Purchased Amount	$100,000,000	$150,000,000
Discount Rate	9.9%	9.9%
Term	2.8 years	1.5 years

Based on the discounted cash flow models as at December 31, 2011, the fair values of the T-Bill and tax prepayments were estimated at $88.3 million and $136.1 million respectively. As a result of these valuations, Ivanhoe Mines recorded an unrealized gain of $5.0 million on the T-Bill and an unrealized loss of $2.3 million on the tax prepayments in accumulated other comprehensive income for the year ended December 31, 2011.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	OTHER LONG-TERM INVESTMENTS (Continued)

(c)	Convertible Bonds

On November 10, 2011, Ivanhoe Mines participated in Ivanplats’ convertible bond offering by purchasing 15,000 bonds at $1,000 each. Upon and subsequent to Ivanplats completing a qualifying initial public offering, Ivanhoe Mines and Ivanplats shall both have the right to convert the bonds into Ivanplats common shares at a conversion price equal to the qualifying initial public offering price. The bonds bear interest at rates ranging from 8.0% to 25.51% per annum, compounded annually, depending on the timing of certain events, including the timing of a qualifying initial public offering. Upon redemption or conversion, Ivanhoe Mines is also entitled to a bonus payment equal to 11.11% of the sum of the principal and interest then outstanding. The bonds mature on November 10, 2014.

The bonds are inherently complex financial instruments. In order to reduce accounting complexity Ivanhoe Mines has elected to apply the fair value option to account for its entire holding of Ivanplats bonds. Accordingly, each reporting period the bonds shall be remeasured at fair value with changes in fair value being recognized in earnings. As at December 31, 2011, the $15.6 million (December 31, 2010—$nil) aggregate fair value of the bonds was determined using an effective interest rate of 30.0%.

(d)	Money Market Investments

As at December 31, 2011, Ivanhoe Mines held $45.0 million of money market investments with remaining maturities in excess of one year.

11.	NOTE RECEIVABLE

In August 2011, Ivanhoe Mines received $103.0 million as payment for a promissory note from the Monywa Trust.

Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project—that was held through its Monywa subsidiary—to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to a subsidiary of the Company. The sole purpose of the Monywa Trust was to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties.

Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since February 2007.

After acquiring Ivanhoe Mines’ former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Monywa Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider or with potential purchasers or with the ultimate sale of the interest in July 2011.

The receipt of the $103.0 million has been recorded as a gain on settlement of note receivable as the note receivable had a carrying value of $nil.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2011			2010
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia (b)	$27,553	$(2,666)	$24,887	$10,647	$(1,428)	$9,219

Other mineral property interests
Oyu Tolgoi, Mongolia (a)	$57,021	$(6,489)	$50,532	$48,120	$(6,316)	$41,804
Ovoot Tolgoi, Mongolia (b)	40,572	(1,913)	38,659	26,831	(766)	26,065
Australia (c)	26,604	(126)	26,478	25,470	(126)	25,344
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$125,449	$(9,772)	$115,677	$101,673	$(8,452)	$93,221

Other capital assets
Oyu Tolgoi, Mongolia (a)	$41,252	$(20,441)	$20,811	$24,203	$(14,471)	$9,732
Ovoot Tolgoi, Mongolia (b)	347,135	(46,927)	300,208	228,241	(24,154)	204,087
Australia (c)	43,730	(3,958)	39,772	46,785	(2,723)	44,062
Other exploration projects	4,562	(3,851)	711	3,351	(2,573)	778

	$436,679	$(75,177)	$361,502	$302,580	$(43,921)	$258,659

Capital works in progress
Oyu Tolgoi, Mongolia (a) (d)	$3,753,857	$—	$3,753,857	$953,581	$—	$953,581
Ovoot Tolgoi, Mongolia (b)	82,760	—	82,760	16,364	—	16,364
Australia (c)	24,818	—	24,818	1,604	—	1,604

	$3,861,435	$—	$3,861,435	$971,549	$—	$971,549

	$4,451,116	$(87,615)	$4,363,501	$1,386,449	$(53,801)	$1,332,648

(a)

Ivanhoe Mines has a 66% interest in the Oyu Tolgoi copper-gold project located in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the year ended December 31, 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $2,817.3 million (December 31, 2010—$911.0 million), which included development costs.

A significant portion of exploration expenses incurred prior to April 1, 2010 relate directly to the development of Oyu Tolgoi. Included in exploration expenses were shaft sinking, engineering, and development costs that have been expensed and not capitalized (Note 3).

Certain costs incurred prior to April 1, 2010 to construct surface assets at Oyu Tolgoi have been capitalized. Ivanhoe Mines determined that these costs met the definition of an asset and that they were recoverable through salvage value or transfer of the assets to other locations. These costs were tested for impairment using estimated future cash flows based on reserves and resources beyond proven and probable reserves, in accordance with accounting policy Note 2 (j) for property, plant and equipment.

(b)	SouthGobi holds a 100% interest in the Ovoot Tolgoi coal project located in Mongolia. In 2008, SouthGobi began open pit operations at Ovoot Tolgoi.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

(c)	Ivanhoe Australia is developing its copper-gold discoveries and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

On September 30, 2010, Ivanhoe Mines completed its acquisition of the Osborne Copper and Gold complex (“Osborne”) located in Australia. The assets acquired include a concentrator, infrastructure and tenements.

(d)

In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby the Company issued 15 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project (Note 22 (b)).

Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers while it was waiting for an Investment Agreement with the Government of Mongolia. Ivanhoe Mines sold the equipment for $121.5 million to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2011	2010
Accounts payable	$115,561	$68,646
Accrued construction costs	535,924	183,030
Payroll and other employee related payables	1,530	126
Amounts payable to related parties (Note 23)	28,170	8,726

	$681,185	$260,528

14.	AMOUNTS DUE UNDER CREDIT FACILITIES

	December 31,
	2011	2010
Current
Non-revolving bank loans (a)	$5,719	$14,615
Two-year extendible loan facility (b)	39,165	—

	$44,884	$14,615

Non-Current
Two-year extendible loan facility (b)	$—	$40,080

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)

In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Ivanhoe Mines elected to utilize the first one-year extension. Ivanhoe Mines has elected to utilize the second one-year extension available to it under the loan facility, extending the loan’s maturity to October 2012. The loan facility is secured against certain securities and other investments.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	CONVERTIBLE CREDIT FACILITIES

(a)	China Investment Corporation

	December 31,
	2011	2010
Principal amount of convertible debenture	$500,000	$500,000
(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	127	69
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,465	93,407
Embedded derivative liability	48,388	154,877

Convertible credit facility	141,853	248,284
Accrued interest	6,301	6,312
Transaction costs allocated to deferred charges	(2,799)	(2,800)

Net carrying amount of convertible debenture	$145,355	$251,796

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.

As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at December 31, 2011, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $48.4 million (December 31, 2010—$154.9 million).

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	CONVERTIBLE CREDIT FACILITIES (Continued)

(a)	China Investment Corporation (continued)

During 2011, Ivanhoe Mines capitalized $10.8 million (2010 – $0.8 million) of interest expense and $0.1 million (2010—$nil) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	December 31,
	2011	2010
Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	71%	73%
Risk-free rate of return	2.41%	3.48%
Spot Cdn$ exchange rate	0.98	1.01
Forward Cdn$ exchange rate curve	0.96 – 1.01	0.97 – 1.14

(b)	Rio Tinto

	December 31,
	2011	2010
Principal amount of convertible credit facility	$—	$350,000
Accrued paid-in-kind interest	—	50,832

	—	400,832
(Deduct) add:
Beneficial conversion feature	—	(36,314)
Share purchase warrants	—	(9,403)
Accretion of discount	—	45,717

	—	400,832
Credited to share capital upon conversion	—	(400,832)

	$—	$—

In September 2007, Rio Tinto provided the Company with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project. In 2007, the Company made an initial draw against the credit facility of $150.0 million and further draws totalling $200.0 million were made in 2008.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	CONVERTIBLE CREDIT FACILITIES (Continued)

(b)	Rio Tinto (continued)

Amounts advanced under the credit facility bore interest at a rate per annum equal to the three-month LIBOR plus 3.3%, and matured on September 12, 2010. In September 2010, the Company issued 40.1 million common shares to Rio Tinto upon the automatic conversion of the maturing convertible credit facility. The $350.0 million outstanding principal and $50.8 million accrued interest were converted at a price of $10.00 per common share.

On the date of conversion, the $437.1 million aggregate carrying amount of the convertible credit facility liability ($400.8 million) and associated beneficial conversion feature ($36.3 million) was credited to share capital to reflect the common shares issued.

As part of the credit facility transaction, Rio Tinto also received Series C warrants exercisable to purchase up to 35.0 million common shares of the Company at a price of $10.00 per share for a period of five years. Upon the closing of the rights offering (Note 19 (c)), the outstanding Series C warrants were adjusted. Specifically, the number of Series C warrants outstanding was increased to 40.2 million and the exercise price reduced to $9.43. During 2011, Rio Tinto exercised all of the Series C warrants (Note 19 (b)).

During 2011, Ivanhoe Mines capitalized $nil (2010—$2.7 million) of interest expense and $nil (2010—$6.2 million) of accretion expense incurred on the convertible credit facility.

16.	INTERIM FUNDING FACILITY

In December 2010, Rio Tinto committed to provide the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi Project development activities. The interim funding facility is on arm’s-length terms, with funds to be advanced to the Oyu Tolgoi Project on a month-to-month basis, if and when required. The interim funding facility matures on December 31, 2013, subject to certain early mandatory prepayment terms.

In November 2011, the Company made its first draw on the interim funding facility. As at December 31, 2011, a total of $400.7 million had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During 2011, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During 2011, interest expense of $0.9 million (2010—$nil) was incurred on the interim funding facility.

As part of the interim funding facility, the Company paid a front end fee of $18.0 million and is subject to a commitment fee of 0.4% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the interim funding facility. During 2011, commitment fees of $7.7 million (2010—$nil) were incurred on the interim funding facility.

During 2011, the front end fee, interest expense and commitment fees were all capitalized as Oyu Tolgoi Project development costs.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	INCOME TAXES

As referred to in Note 2(b), Ivanhoe Mines must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.

Ivanhoe Mines’ recovery for income and capital taxes for continuing operations consists of the following:

	Years Ended December 31,
	2011	2010
Deferred income taxes	$(9,268)	$(15,124)
Capital taxes	8,618	2,006

	$(650)	$(13,118)

Deferred income tax assets and liabilities for continuing operations at December 31, 2011 and 2010 arise from the following:

	December 31,
	2011	2010
Deferred income tax assets
Long-term investments	$49,893	$60,380
Property, plan and equipment	271,360	254,801
Loss carry-forwards	215,681	144,998
Other	32,064	22,524

	568,998	482,703
Valuation allowance	(535,936)	(465,814)

Net deferred income tax assets	33,062	16,889

Deferred income tax liabilities
Property, plant and equipment	15,282	11,123

	15,282	11,123

Deferred income tax assets (liabilities), net	$17,780	$5,766

A reconciliation of the provision for income and capital taxes for continuing operations is as follows:

	Years Ended December 31,
	2011	2010
Recovery of income taxes based on the combined Canadian federal and provincial statutory tax rates of 26.5% in 2011 and 28.5% in 2010 applied to the net loss from continuing operations	$160,656	$84,968
Deduct
Lower foreign tax rates	2,628	(4,017)
Tax benefit of losses not recognized	(73,557)	(72,969)
Capital taxes	(8,618)	(2,006)
Foreign exchange and other	(80,459)	7,142

Recovery for income and capital taxes	$650	$13,118

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	INCOME TAXES (Continued)

At December 31, 2011, Ivanhoe Mines had the following unused tax losses from continuing operations:

		Local Currency	U.S. Dollar Equivalent (i)	Expiry Dates
Non-capital losses:
Canada	Canadian	$292,149	$286,056	2012 to 2031
Australia	Australian	$326,516	$333,341	(a)
Mongolia	Mongolian Tugrik	154,192,870	$110,612	2012 to 2019
Indonesia	Indonesian Rupiah	128,028,408	$14,117	2012 to 2016
Hong Kong	Hong Kong	$66,329	$8,539	(b)
Capital losses:
Canada	Canadian	$93,092	$91,151	(c)

(i) Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward indefinitely.

(c)	These losses are carried forward indefinitely for utilization against future net realized capital gains.

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

Ivanhoe Mines had no unrecognized tax benefits as of December 31, 2011 and 2010. Under current conditions and expectations, management does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.

During 2011 and 2010, Ivanhoe Mines did not recognize any accrued interest or penalties related to unrecognized tax benefits within the statement of operations or balance sheet.

Ivanhoe Mines is subject to taxes in Canada, Mongolia, Australia and various foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2011 are as follows:

Canada	2004 to 2011
Mongolia	2006 to 2011
Australia	2007 to 2011

18.	ASSET RETIREMENT OBLIGATIONS

	SouthGobi	Ivanhoe Australia (a)	Oyu Tolgoi	Total
Balance, December 31, 2009	$896	$3,339	$1,201	$5,436

Changes in estimates	1,629	—	4,328	5,957
Unrealized foreign exchange	—	2,049	—	2,049
Accretion expense	110	—	89	199
Acquisition of Osborne (Note 12 (c))	—	27,197	—	27,197

Balance, December 31, 2010	$2,635	$32,585	$5,618	$40,838

Changes in estimates	2,863	(7,738)	8,901	4,026
Unrealized foreign exchange	—	(5)	—	(5)
Accretion expense	280	—	414	694

Balance, December 31, 2011	$5,778	$24,842	$14,933	$45,553

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	ASSET RETIREMENT OBLIGATIONS (Continued)

The total undiscounted amount of estimated cash flows required to settle the obligations is $150.7 million (December 31, 2010—$90.6 million), which has been discounted using credit adjusted risk free rates ranging from 5.6% to 10.8%. The majority of reclamation obligations are not expected to be paid for several years and will be funded from Ivanhoe Mines’ cash balances and environmental bonds restricted for the purpose of settling asset retirement obligations.

(a)

As at December 31, 2011, other assets included $23.8 million (December 31, 2010—$22.6 million) held in restricted deposits that are legally restricted for the purpose of settling asset retirement obligations.

19.	SHARE CAPITAL

(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

(i)

The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. Options vest over four years and have seven year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

(iii)

The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

The Company is authorized to issue a maximum of 6.5% of the issued and outstanding Common Shares (December 31, 2011 – 48,059,893) pursuant to the Equity Incentive Plan. At December 31, 2011, an aggregate of 24,610,831 Common Shares were available for future grants of awards under the plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

The weighted average grant-date fair value of stock options granted during 2011 and 2010 was Cdn$13.47 and Cdn$9.08, respectively. The fair value of these options was determined using a Black-Scholes option pricing model, using the following weighted average assumptions:

	2011		2010
Risk-free interest rate		1.66%		2.42%
Expected life		3.0 years		3.6 years
Expected volatility		65%		77%
Expected dividends	$	Nil	$	Nil

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2011 is as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
			(Expressed in Canadian dollars)
Balances, December 31, 2009	6,495,821	21,158,270	$8.84
Increase in amount authorized	16,560,424	—	—
Options granted	(1,337,500)	1,337,500	15.70
Options exercised	—	(5,639,650)	8.63
Options cancelled	144,050	(144,050)	8.99
Bonus shares	(1,581,578)	—	—
Shares issued under share purchase plan	(36,844)	—	—

Balances, December 31, 2010	20,244,373	16,712,070	$9.45
Increase in amount authorized	14,120,328	—	—
Options granted	(9,585,923)	9,585,923	20.02
Options exercised	—	(2,675,335)	8.81
Options cancelled	173,596	(173,596)	11.95
Bonus shares	(315,777)	—	—
Shares issued under share purchase plan	(25,766)	—	—

Balances, December 31, 2011	24,610,831	23,449,062	$13.83

At December 31, 2011, the U.S. dollar equivalent of the weighted average exercise price was $13.54 (December 31, 2010—$9.47).

The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $44.4 million and $71.7 million, respectively.

As at December 31, 2011, options vested and expected to vest totalled 23,449,062 (December 31, 2010—16,712,070) and had an aggregate intrinsic value of $137.2 million (December 31, 2010—$226.9 million).

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
(Expressed in Canadian dollars)			(Expressed in Canadian dollars)		(Expressed in Canadian dollars)
$2.82 to $7.03	2,172,092	3.95	$3.16	1,021,214	$2.93
$7.04 to $8.20	4,944,020	3.86	8.10	3,674,363	8.07
$8.21 to $8.96	2,179,182	2.56	8.47	1,091,101	8.44
$8.97 to $12.62	2,379,788	1.30	9.83	1,980,418	9.74
$12.63 to $17.70	4,553,823	4.51	14.20	2,088,206	14.23
$17.71 to $27.83	7,220,157	5.36	23.66	143,657	20.55

	23,449,062	4.08	$13.83	9,998,959	$9.38

As at December 31, 2011 there was $95.8 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.3 years.

As at December 31, 2011 the aggregate intrinsic value for fully vested stock options was $86.9 million (December 31, 2010—$91.6 million).

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Year Ended December 31,
	2011	2010
Exploration (i)	$34,473	$33,019
General and administrative	36,577	31,936

	$71,050	$64,955

(i)	During 2011, stock-based compensation of $32.6 million (2010—$17.1 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Year Ended December 31,
	2011	2010
Ivanhoe Mines Ltd. (i)	$44,256	$42,855
SouthGobi Resources Ltd.	13,751	12,062
Ivanhoe Australia Ltd.	13,043	10,038

	$71,050	$64,955

(i)	During 2011, stock-based compensation of $32.6 million (2010—$17.1 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Ivanhoe Mines. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Ivanhoe Mines. As a result of these transactions, Rio Tinto holds a significant investment interest in Ivanhoe Mines. These transactions are set out below:

(Stated in thousands of U.S. dollars, except for share amounts)

Nature of Investment by Rio Tinto	Period	Number of Shares Acquired (1)	Proceeds/ Transaction Value
Private Placement—Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement—Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credit Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000

Balance at December 31, 2010		219,251,843	$2,029,081
Rights Offering	February 2011	34,387,776	477,302
Exercise of remaining Series B Warrants (2)	June 2011	14,070,182	119,737
Exercise of Anti Dilution Warrants (2)	June 2011	827,706	2,527
Exercise of Series C Warrants (2)	June 2011	40,224,365	379,316
Exercise of Subscription Right (3)	August 2011	27,896,570	535,908

Balance at December 31, 2011		336,658,442	$3,543,871

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.
(2)

In June 2011, Ivanhoe Mines received $501.6 million from Rio Tinto following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines. Rio Tinto exercised all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. Rio Tinto previously had committed to convert all the warrants to shares by January 2012.

(3)

In August 2011, Ivanhoe Mines received $535.9 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Ivanhoe Mines.

As at December 31, 2011, Rio Tinto’s equity ownership in the Company was 48.9% (December 31, 2010—40.3%). On January 24, 2012, Rio Tinto increased its equity ownership in the Company to 51.0%.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	SHARE CAPITAL (Continued)

(c)	Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During 2011, Ivanhoe Mines recognized a derivative loss of $432.5 million (2010—$135.7 million derivative gain).

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31,
	2011	2010
Accumulated other comprehensive income (loss) at beginning of year:
Long-term investments, net of tax of $6,224, $1,896	$53,239	$17,763
Other long-term investments, net of tax of $nil, $nil	(37,180)	(27,448)
Currency translation adjustment, net of tax of $nil, $nil	23,039	(6,015)
Noncontrolling interests	(6,023)	1,122

	$33,075	$(14,578)

Other comprehensive (loss) income for the year:
Changes in fair value of long-term investments	$(42,203)	$39,801
Changes in fair value of other long-term investments	2,738	(9,732)
Currency translation adjustments	(1,368)	29,054
Noncontrolling interests (Note 21)	2,081	(7,145)
Less: reclassification adjustments for (gains) losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	3

Other comprehensive (loss) income, before tax	(38,752)	51,981
Income tax recovery (expense)	3,377	(4,328)

Other comprehensive (loss) income, net of tax	$(35,375)	$47,653

Accumulated other comprehensive (loss) income at end of year:
Long-term investments, net of tax of $2,847, $6,224	$14,413	$53,239
Other long-term investments, net of tax of $nil, $nil	(34,442)	(37,180)
Currency translation adjustment, net of tax of $nil, $nil	21,671	23,039
Noncontrolling interests	(3,942)	(6,023)

	$(2,300)	$33,075

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	NONCONTROLLING INTERESTS

At December 31, 2011 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi:

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Oyu Tolgoi (a)	Total
Balance, December 31, 2009	$2,478	$(1,526)	$—	$952

Noncontrolling interests’ share of loss	(33,193)	(17,056)	(16,703)	(66,952)
Noncontrolling interests’ share of other comprehensive income	11,868	7,918	1,382	21,168
Changes in noncontrolling interests arising from changes in ownership interests	305,766	79,756	(338,080)	47,442

Balance, December 31, 2010	$286,919	$69,092	$(353,401)	$2,610

Noncontrolling interests’ share of income (loss)	16,411	(45,610)	(15,130)	(44,329)
Noncontrolling interests’ share of other comprehensive (loss) income	(4,764)	1,751	932	(2,081)
Common share investments funded on behalf of noncontrolling interest (b)	—	—	110,128	110,128
Changes in noncontrolling interests arising from changes in ownership interests	(14,850)	75,635	(110,128)	(49,343)

Balance, December 31, 2011	$283,716	$100,868	$(367,599)	$16,985

(a)

The Oyu Tolgoi Shareholders’ Agreement, which was signed and approved on October 6, 2009, established the basis upon which the Mongolian Government would, in accordance with Mongolian law, through its wholly-state-owned company, Erdenes MGL LLC (“Erdenes”), obtain and hold an initial 34% equity interest in Oyu Tolgoi and provides for the respective rights and obligations of the shareholders of Oyu Tolgoi.

On May 31, 2010, pursuant to the terms of the Oyu Tolgoi Shareholders’ Agreement, the Mongolian Government obtained a 34% interest in Oyu Tolgoi upon the receipt of fully registered shares of Oyu Tolgoi. In accordance with the ASC guidance for consolidation accounting, the Company continued to consolidate its remaining 66% interest in Oyu Tolgoi. No value was assigned to the consideration received by the Company as the fair value of neither the consideration received nor the asset relinquished was determinable within reasonable limits. Accordingly, on May 31, 2010, the Company recognized a deficit noncontrolling interest balance of $338.1 million associated with the noncontrolling interest’s share of the carrying amount of Oyu Tolgoi’s net deficit. Accumulated other comprehensive income and additional paid-in capital were adjusted by $14.0 million and $324.1 million, respectively.

(b)

During 2011, a subsidiary of the Company funded common share investments in Oyu Tolgoi on behalf of Erdenes. In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to a subsidiary of the Company via a pledge over Erdenes’ share of future Oyu Tolgoi dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to a subsidiary of the Company.

Common share investments in Oyu Tolgoi funded by a subsidiary of the Company on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at December 31, 2011, the cumulative amounts of such funding and associated unrecognized interest were $110.1 million (December 31, 2010—$nil) and $1.0 million (December 31, 2010—$nil) respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Year Ended December 31,
	2011	2010
Net loss	$(614,701)	$(278,431)
Loss (income) from discontinued operations	9,105	(6,585)
Items not involving use of cash
Stock-based compensation	67,248	37,203
Accretion expense	754	11,908
General and administrative expenses	—	6,525
Depreciation	30,583	15,402
Accrued interest income	(9,124)	(10,600)
Interest expense	—	9,664
Unrealized losses (gains) on long-term investments	2,804	(360)
Unrealized gains on other long-term investments	(3,573)	(4,508)
Realized gain on redemption of other long-term investments	(123)	(151)
Change in fair value of derivative	432,536	(135,680)
Change in fair value of embedded derivatives	(106,489)	(100,637)
Loss on conversion of convertible debenture	—	154,316
Unrealized foreign exchange losses (gains)	13,589	(9,498)
Share of (income) loss of significantly influenced investees	(17,208)	42,718
Write-down of current assets	23,224	14,729
Write-down of carrying values of property, plant and equipment	16,605	2,338
Gain on sale of long-term investments	(10,628)	—
Gain on settlement of note receivable	(102,995)	—
Write-down of carrying value of long-term investments	9,550	485
Deferred income taxes	(9,268)	(15,124)
Bonus shares	3,802	27,752
Net change in non-cash operating working capital items:
Increase in:
Accounts receivable	(47,210)	(20,999)
Inventories	(89,193)	(32,425)
Prepaid expenses	(33,016)	(6,982)
Increase in:
Accounts payable and accrued liabilities	55,688	4,664
Interest payable on long-term debt	6,319	—

Cash used in operating activities	$(371,721)	$(294,276)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2011	2010
Investing activities:
Acquisition of property, plant and equipment (i)	$—	$(195,357)

Financing activities:
Rights offering (Note 19 (c))	1,193,064	—
Interest settlement on convertible debenture (Note 15 (a))	4,011	—
Conversion of convertible credit facility (Note 15 (b))	—	(400,832)
Partial conversion of convertible debenture (Note 15 (a))	—	(349,079)

	$1,197,075	$(945,268)

(i)

In March 2010, the Company and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 19 (b)). The Company used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

(c)	Other supplementary information

	Year Ended December 31,
	2011	2010
Interest paid	$9,147	$23,163

Income taxes paid	$7,991	$400

23.	RELATED PARTY TRANSACTIONS

The following tables summarize transactions with related parties which were primarily incurred on a cost-recovery basis with a shareholder of the Company, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of. The tables summarize related party transactions by related party and by type:

	Year Ended December 31,
	2011	2010
Rio Tinto plc (a)	$110,164	$23,836
Global Mining Management Corporation (b)	14,815	13,627
Ivanhoe Capital Aviation LLC (c)	6,866	6,465
Fognani & Faught, PLLC (d)	558	476
Ivanhoe Capital Corporation (e)	330	434
Ivanhoe Capital Services Ltd. (f)	1,103	752

	$133,836	$45,590

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	RELATED PARTY TRANSACTIONS (Continued)

	Years Ended December 31,
	2011	2010
Exploration and development	$109,891	$23,836
Salaries and benefits	12,860	11,437
Travel (including aircraft rental)	6,866	6,465
Office and administrative	3,661	3,376
Legal	558	476

	$133,836	$45,590

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts receivable and accounts payable at December 31, 2011, included $1.2 million and $28.2 million, respectively (December 31, 2010—$2.1 million and $8.7 million, respectively), which were due from/to a shareholder of the Company, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common, or a legal firm which an officer of a subsidiary of the Company is a partner of.

(a)

During 2011 and 2010, Rio Tinto completed certain equity transactions with the Company (Note 19 (b)), which increased Rio Tinto’s equity ownership in the Company to 48.9% (December 31, 2010 – 40.3%). Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. At December 31, 2011, $56.8 million (December 31, 2010—$14.0 million) in payables to Rio Tinto have been classified as non-current. Payment of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

(b)

Global Mining Management Corporation (“Global”) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(c)

Ivanhoe Capital Aviation LLC (“Aviation”) is a private company 100% owned by the Company’s Founder and Chief Executive Officer. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is a partner with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(e)

Ivanhoe Capital Corporation (“ICC”) is a private company 100% owned by the Company’s Founder and Chief Executive Officer. ICC provides administration and other office services in London on a cost-recovery basis.

(f)

Ivanhoe Capital Services Ltd. (“ICS”) is a private company 100% owned by the Company’s Founder and Chief Executive Officer. ICS provides management services out of Singapore and London on a cost-recovery basis.

Ivanplats is a private company 35.5% owned by the Company’s Founder and Chief Executive Officer. During 2011, Ivanhoe Mines sold 1.4 million common shares of Ivanplats (Note 9 (e)(i)), which resulted in a gain of $10.6 million. During November 2011, Ivanhoe Mines participated in Ivanplats’ convertible bond offering by purchasing 15,000 bonds at $1,000 each (Note 10 (c)).

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	SEGMENT DISCLOSURES

	Year Ended December 31, 2011
	Development	Exploration	Coal	Corporate	Consolidated
REVENUE	$—	$—	$179,049	$—	$179,049
COST OF SALES
Production and delivery	—	—	(121,155)	—	(121,155)
Depreciation and depletion	—	—	(28,153)	—	(28,153)
Write-down of carrying value of inventory	—	—	(18,936)	—	(18,936)

COST OF SALES	—	—	(168,244)	—	(168,244)

EXPENSES
Exploration	(31,816)	(182,530)	(68,242)	—	(282,588)
General and administrative	—	—	—	(100,805)	(100,805)
Depreciation	(173)	(1,800)	(322)	(135)	(2,430)
Accretion of asset retirement obligations	(414)	—	(280)	—	(694)
Write-down of current assets	—	—	(4,288)	—	(4,288)
Write-down of carrying values of property, plant and equipment	—	—	(16,605)	—	(16,605)

TOTAL EXPENSES	(32,403)	(184,330)	(257,981)	(100,940)	(575,654)

OPERATING LOSS	(32,403)	(184,330)	(78,932)	(100,940)	(396,605)

OTHER INCOME (EXPENSES)
Interest income	5,566	7,677	1,243	7,591	22,077
Interest expense	—	—	(9,412)	(1,541)	(10,953)
Accretion of convertible credit facilities	—	—	(60)	—	(60)
Foreign exchange (losses) gains	(3,648)	287	790	(14,260)	(16,831)
Unrealized losses on long-term investments	—	—	(2,804)	—	(2,804)
Unrealized (losses) gains on other long-term investments	—	—	(278)	3,851	3,573
Realized gain on redemption of other long-term investments	—	—	—	123	123
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	—	106,489	—	106,489
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	(8,622)	—	(928)	(9,550)
Gain on sale of long-term investment	—	—	—	10,628	10,628
Gain on settlement of note receivable	—	—	—	102,995	102,995

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(30,485)	(184,988)	17,036	(425,017)	(623,454)
(Provision) recovery for income taxes	(536)	213	7,195	(6,222)	650
Share of income (loss) of significantly influenced investees	—	40,279	—	(23,071)	17,208

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(31,021)	(144,496)	24,231	(454,310)	(605,596)
LOSS FROM DISCONTINUED OPERATIONS	—	—	—	(9,105)	(9,105)

NET (LOSS) INCOME	(31,021)	(144,496)	24,231	(463,415)	(614,701)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	15,130	45,610	(16,411)	—	44,329

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(15,891)	$(98,886)	$7,820	$(463,415)	$(570,372)

CAPITAL EXPENDITURES	$2,383,446	$26,481	$218,108	$51	$2,628,086

TOTAL ASSETS	$4,384,365	$338,695	$887,914	$525,854	$6,136,828

During the year ended December 31, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues from the three largest customers were $82.4 million, $39.4 million and $35.8 million, respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	SEGMENT DISCLOSURES (Continued)

	Year Ended December 31, 2010
	Development	Exploration	Coal	Corporate	Consolidated
REVENUE	$—	$—	$79,777	$—	$79,777
COST OF SALES
Production and delivery	—	—	(66,738)	—	(66,738)
Depreciation and depletion	—	—	(13,306)	—	(13,306)
Write-down of carrying value of inventory	—	—	(14,729)	—	(14,729)

COST OF SALES	—	—	(94,773)	—	(94,773)

EXPENSES
Exploration	(83,358)	(86,093)	(49,175)	—	(218,626)
General and administrative	—	—	—	(84,427)	(84,427)
Depreciation	(645)	(1,226)	(79)	(146)	(2,096)
Accretion of asset retirement obligations	(89)	—	(110)	—	(199)
Write-down of current assets	—	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	(2,338)	—	(2,338)

TOTAL EXPENSES	(84,092)	(87,319)	(146,475)	(84,573)	(402,459)

OPERATING LOSS	(84,092)	(87,319)	(66,698)	(84,573)	(322,682)

OTHER INCOME (EXPENSES)
Interest income	3,731	3,928	2,441	6,467	16,567
Interest expense	—	—	(24,125)	(8,702)	(32,827)
Accretion of convertible credit facilities	—	—	(59)	(11,650)	(11,709)
Foreign exchange gains	995	606	1,611	5,488	8,700
Unrealized gains on long-term investments	—	—	360	—	360
Unrealized gains on other long-term investments	—	—	510	3,998	4,508
Realized gain on redemption of other long-term investments	—	—	—	151	151
Change in fair value of derivative	—	—	—	135,680	135,680
Change in fair value of embedded derivatives	—	—	100,637	—	100,637
Loss on conversion of convertible credit facility	—	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	—	(485)	(485)
Gain on sale of long-term investment	—	—	—	—	—
Gain on settlement of note receivable	—	—	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(79,366)	(82,785)	(139,639)	46,374	(255,416)
Recovery (provision) for income taxes	89	(1,157)	11,919	2,267	13,118
Share of loss of significantly influenced investees	—	(846)	—	(41,872)	(42,718)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(79,277)	(84,788)	(127,720)	6,769	(285,016)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	6,585	6,585

NET (LOSS) INCOME	(79,277)	(84,788)	(127,720)	13,354	(278,431)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	16,703	17,056	33,193	—	66,952

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(62,574)	$(67,732)	$(94,527)	$13,354	$(211,479)

CAPITAL EXPENDITURES	$479,575	$19,965	$175,566	$92	$675,198

TOTAL ASSETS	$1,404,329	$318,611	$960,204	$535,330	$3,218,474

During the year ended December 31, 2010, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the two largest customers were $45.5 million and $31.9 million, respectively.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	COMMITMENTS AND CONTINGENCIES

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2012	664,304
2013	4,419
2014	382
2015	382
2016 onwards	64

669,551

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

26.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	FAIR VALUE ACCOUNTING (Continued)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$—	$—	$—	$—
Long-term investments	76,068	76,068	—	—
Other long-term investments	317,325	44,970	—	272,355

	$393,393	$121,038	$—	$272,355

Liabilities:
Rights offering derivative liability	$—	$—	$—	$—
Embedded derivative liability	48,388	—	48,388	—

	$48,388	$—	$48,388	$—

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$98,373	$98,373	$—	$—
Long-term investments	113,666	113,458	208	—
Other long-term investments	191,816	45,173	—	146,643

	$403,855	$257,004	$208	$146,643

Liabilities:
Rights offering derivative liability	$766,238	$766,238	$—	$—
Embedded derivative liability	154,877	—	154,877	—

	$921,115	$766,238	$154,877	$—

The Company’s short-term and long-term investments are classified within level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.

The Company’s other long-term investments are classified within level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments.

The Company’s rights offering derivative liability is classified within level 1 of the fair value hierarchy as it is valued using quoted market prices for the rights.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 15 (a)), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	FAIR VALUE ACCOUNTING (Continued)

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the year ended December 31, 2011 and 2010.

	Long-Term Notes	T-Bills	Tax Prepayment	Convertible Bonds	Totals
Balance, December 31, 2009	$24,689	$73,152	$—	$—	$97,841

Additions	—	—	50,000	—	50,000
Accrued interest	—	2,818	645	—	3,463
Foreign exchange gains	1,180	—	—	—	1,180
Fair value redeemed	(104)	—	—	—	(104)
Unrealized gains (losses) included in other comprehensive income	—	4,424	(14,159)	—	(9,735)
Unrealized gains included in earnings	3,998	—	—	—	3,998

Balance, December 31, 2010	$29,763	$80,394	$36,486	$—	$146,643

Additions	—	—	100,000	15,000	115,000
Accrued interest	—	2,930	1,903	—	4,833
Foreign exchange losses	(604)	—	—	—	(604)
Fair value redeemed	(106)	—	—	—	(106)
Unrealized gains (losses) included in other comprehensive income	—	5,024	(2,286)	—	2,738
Unrealized gains included in earnings	3,224	—	—	627	3,851

Balance, December 31, 2011	$32,277	$88,348	$136,103	$15,627	$272,355

27.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$998,054	$998,054	$1,264,031	$1,264,031
Short-term investments	—	—	98,373	98,373
Accounts receivable	102,460	102,460	65,741	65,741
Long-term investments	107,277	230,894	151,191	280,181
Other long-term investments	317,325	317,325	191,816	191,816

Accounts payable and accrued liabilities	681,185	681,185	260,528	260,528
Amounts due under credit facilities	44,884	44,884	54,695	54,695
Rights offering derivative liability	—	—	766,238	766,238
Convertible credit facility	148,154	148,154	254,596	254,596
Interim funding facility	405,162	405,162	—	—

The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

27.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)

The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.

The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.

The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

(b)

Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(c)

Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 14) and the interim funding facility (Note 16). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

28.	SUBSEQUENT EVENT

On March 18, 2012, the Ivanhoe Mines Board of Directors approved a conditional financing plan. The financing plan contains the following elements: project finance, bridge finance and equity.

•

The cornerstone of the financing plan continues to be a $4.0 billion project-finance facility, which now is in an advanced stage of discussion with a core lending group comprised of European Bank for Reconstruction and Development, Export Development Canada, International Finance Corporation, BNP Paribas and Standard Chartered Bank. The Company’s objective is to sign loan documentation in the third quarter of 2012. Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

•

The Company has approved a facility to be provided by a major international bank as an interim, bridge-financing measure. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto. Alternative bridge-financing arrangements proposed by Rio Tinto also are being considered. The bridge-financing facility would be in addition to the existing $1.8 billion interim funding facility previously provided by Rio Tinto. The Rio Tinto interim funding facility and any additional bridge-financing facilities are expected to be repaid from the planned project-finance facility.

•	The Ivanhoe Mines Board of Directors also is considering equity financing alternatives, including a possible rights offering.

The Company’s ability to finalize and implement key aspects of the comprehensive financing plan is dependent on approvals from Rio Tinto. Although the companies are currently engaged in discussions aimed at implementing such a plan, there is no assurance that an agreement will be reached that will result in approval of the project-finance facility or approval of a bridge facility, provided by a major international bank or Rio Tinto. The Company’s ability to raise additional capital could therefore be limited to equity alternatives or to the sale of investments including publicly-traded subsidiaries controlled by the Company.

Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

28.	SUBSEQUENT EVENT (Continued)

metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

The Company believes that based on the various financing alternatives presently available, it will be able to meet its obligations as they come due, for the foreseeable future.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 54.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 35.

The effective date of this MD&A is March 19, 2012.

OVERVIEW

IVANHOE MINES ANNOUNCES 2011 FINANCIAL RESULTS

AND REVIEW OF OPERATIONS

HIGHLIGHTS

•

Overall construction of the first phase of the Oyu Tolgoi copper-gold mining complex in southern Mongolia was 72.7% complete at the end of February 2012 and remains on track to meet the mine’s targeted start of initial production in Q3’12. Commercial production is projected to begin in the first half of 2013.

•	Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of 2011 was approximately $4.0 billion.

•

Arrangements are proceeding to ensure that electrical power from China will be available for the start of initial production that presently is expected in Q3’12. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. Construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011.

•

Oyu Tolgoi’s total site-based construction workforce peaked at 14,760 in October 2011. At the end of 2011, approximately 6,550 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,600 Mongolians participating in offsite training.

•

Pre-stripping of the Oyu Tolgoi open pit is ahead of schedule, which will allow for the delivery of ore to the primary crusher ahead of schedule. This will enable the pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits to begin in April 2012.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Installation of the two ore-processing production lines in the Oyu Tolgoi concentrator and pre-commissioning works are progressing ahead of plan. The concentrator, which will have an initial capacity of 100,000 tonnes per day, was 73.2% complete at the end of 2011, ahead of the planned completion of 68.6%.

•

Construction of Shaft #2 at the Hugo North underground mine is progressing well. The headframe and ancillary buildings were 81.5% complete at the end of 2011 and ahead of schedule. Shaft-sinking activities began in December 2011 and the bottom now is approximately 120 metres below surface.

•

Non-binding memorandums of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3’11. Contracts are expected to be finalized with these smelter companies during the next several months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion.

•

Ivanhoe Mines, Rio Tinto, a core lending group and their respective advisers are continuing to work together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project. Ivanhoe Mines’ objective is to sign loan documentation in Q3’12.

•

During 2011, Ivanhoe Mines’ 58%-owned subsidiary, SouthGobi Resources Ltd. (SouthGobi) (SGQ: TSX; 1878: HK), had sales of approximately 4.0 million tonnes of coal at an average realized selling price, before royalties and selling fees, of approximately $54 per tonne. Revenue, net of royalties and selling fees, increased from $79.8 million in 2010 to $179.0 million in 2011 due to the increased sales volumes and increased selling prices for individual coal types.

•

On March 8, 2012, Ivanhoe Mines’ 59%-owned subsidiary, Ivanhoe Australia Limited (Ivanhoe Australia) (IVA: ASX, TSX), began initial production of copper and gold concentrate at its Osborne mine and processing facilities south of Cloncurry, in northwestern Queensland. The start-up at Osborne is an important strategic step for Ivanhoe Australia, advancing the company from an explorer to a producer.

•

Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd. (Altynalmas Gold), is advancing the Kyzyl Gold Project in Kazakhstan. In February 2012, Altynalmas announced the results of an independent feasibility study.

•

In 2011, Ivanhoe Mines expensed $282.6 million in exploration activities, compared to $218.6 million in 2010. In 2011, most of Ivanhoe Mines’ exploration activities were focused in Mongolia and Australia.

•	Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2011, was $998.1 million. As at March 19, 2012, Ivanhoe Mines’ consolidated cash position was $917.7 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Annual Financial Information

2.	Review of Operations

A.	Core Interests and Activities

i.	Mongolia
ii.	Australia
iii.	Kazakhstan
iv.	Other Exploration

v.	Update of Developments with Rio Tinto

vi.	Other Developments

B.	Discontinued Operations

C.	Administrative and Other

3.	Selected Quarterly Data

4.	Fourth Quarter

5.	Liquidity and Capital Resources

6.	Share Capital

7.	Outlook

8.	Off-Balance-Sheet Arrangements

9.	Contractual Obligations

10.	Changes in Accounting Policies

11.	Critical Accounting Estimates

12.	Recent Accounting Pronouncements

13.	International Financial Reporting Standards

14.	Risks and Uncertainties

15.	Related-Party Transactions

16.	Disclosure Controls and Procedures

17.	Management’s Report on Internal Control over Financial Reporting

18.	Oversight Role of the Audit Committee

19.	Qualified Person

20.	Cautionary Statements

21.	Forward-Looking Statements

22.	Management’s Report to Shareholders

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SELECTED ANNUAL FINANCIAL INFORMATION

This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

($ in millions of U.S. dollars, except per share information)	Years ended December 31,
	2011	2010	2009
Revenue	$179.0	$79.8	$36.0
Cost of sales	(168.2)	(94.8)	(29.4)
Exploration expenses	(282.6)	(218.6)	(177.1)
General and administrative	(100.8)	(84.4)	(45.8)
Foreign exchange (losses) gains	(16.8)	8.7	34.1
Change in fair value of derivative	(432.5)	135.7	—
Change in fair value of embedded derivatives	106.5	100.6	(45.0)
Loss on conversion of convertible credit facility	—	(154.3)	—
Write-down of carrying value of long-term investments	(9.6)	(0.5)	—
Gain on sale of long-term investment	10.6	—	1.4
Gain on settlement of note receivable	103.0	—	—

Net loss from continuing operations	$(561.3)	$(218.1)	$(276.6)
Net (loss) income from discontinued operations	(9.1)	6.6	(3.6)

Net loss	$(570.4)	$(211.5)	$(280.2)

Net loss per share from continuing operations	$(0.82)	$(0.43)	$(0.68)
Net income (loss) per share from discontinued operations	(0.01)	0.01	(0.01)

Net loss per share	$(0.83)	$(0.42)	$(0.69)

Total assets	$6,136.8	$3,218.5	$1,534.7

Total long-term financial liabilities	$599.3	$302.4	$583.0

REVIEW OF OPERATIONS

Ivanhoe Mines is an international mining company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:

•

A 100% interest in Oyu Tolgoi Netherlands B.V. that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper-gold project now under construction in southern Mongolia.

•

A 58% interest in SouthGobi, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•

A 59% interest in Ivanhoe Australia, which joined the ranks of producing companies with the start of copper and gold production at its Osborne processing plant in early March 2012 and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In 2011, Ivanhoe Mines recorded a net loss of $570.4 million ($0.83 per share), compared to a net loss of $211.5 million ($0.42 per share) in 2010, which was an increase of $358.9 million. Results for 2011 mainly were affected by $282.6 million in exploration expenses; $168.2 million in cost of sales; $100.8 million in general and administrative expenses; $16.8 million in foreign exchange losses; a $432.5 million change in fair value of a derivative relating to the rights offering; a $9.1 million loss from discontinued operations and $11.0 million in interest expense. These amounts were offset by $179.0 million in coal revenue; a $106.5 million change in the fair value of SouthGobi’s embedded derivatives; a $103.0 million gain on settlement of a long-term note receivable; a $17.2 million share of income of significantly influenced investees; and $22.1 million in interest income.

Exploration expenses of $282.6 million in 2011 increased $64.0 million from $218.6 million in 2010. Exploration expenses included $106.5 million spent in Mongolia ($134.5 million in 2010), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $166.5 million incurred by Ivanhoe Australia ($73.8 million in 2010). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.

Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2011, was $998.1 million. As at March 19, 2012, Ivanhoe Mines’ consolidated cash position was $917.7 million.

CORE INTERESTS AND ACTIVITIES

Ivanhoe Mines’ main activities during 2011 were ongoing construction of the Oyu Tolgoi mining complex, coal production at SouthGobi’s Ovoot Tolgoi mine and exploration activities concentrated in Australia and Mongolia.

In 2011, Ivanhoe Mines capitalized $2.8 billion in additions to property, plant and equipment for the Oyu Tolgoi Project, compared to $0.9 billion in 2010.

In 2011, Ivanhoe Mines expensed $282.6 million in exploration activities, compared to $218.6 million in 2010.

Exploration costs are charged to operations in the period incurred until it is determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Summary of exploration expenditures by location:

(Stated in $000’s of dollars)	Year Ended December 31,
	2011	2010
Mongolia
Oyu Tolgoi (1)	$31,816	$83,358
Coal Division	68,242	49,175
Other Mongolia Exploration	6,447	2,007

	106,505	134,540
Australia	166,457	73,844
Indonesia	4,396	4,594
Other	5,230	5,648

	$282,588	$218,626

(1)

Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement among Ivanhoe Mines, Rio Tinto and the Government of Mongolia were satisfied.

MONGOLIA

OYU TOLGOI COPPER-GOLD PROJECT (66% owned)

The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. During 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $2.8 billion, which included development costs. In 2011, Ivanhoe Mines incurred exploration expenses of $31.8 million at Oyu Tolgoi, compared to $83.4 million incurred in 2010.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Construction of the Oyu Tolgoi copper-gold complex is advancing toward its planned start–up in 2012 and commercial production in the first half of 2013

The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Initial production of copper-gold-silver concentrate is expected in Q3’12 and commercial production is projected to begin in the first half of 2013.

In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit. The throughput capacity of the concentrator plant is expected to be between 150,000 and 160,000 tonnes of ore per day when the underground mine begins production.

Fluor Corporation is in charge of overall Oyu Tolgoi construction program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings.

Progress continuing to be made on supply of interim electrical power

The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Ivanhoe Mines has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in Q3’12. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity is being provided, with expansion planned for April 2012 to meet the project’s more immediate requirements during the remaining stages of construction.

In November 2011, the Government of Mongolia provided Oyu Tolgoi LLC with a cabinet resolution allowing for the future construction by Oyu Tolgoi LLC of a coal-fired power plant in Mongolia dedicated to the Oyu Tolgoi Project. Such a plant would require certain Government of Mongolia permits, the negotiation of commercial agreements with the Government of Mongolia and coal suppliers, and the arrangement of financing for the accelerated construction. If the establishment of a dedicated power plant is required for the early production at Oyu Tolgoi, the required revisions to the construction schedule for the Oyu Tolgoi Project could adversely affect the project’s ability to achieve the planned start of commercial production in 2013. Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2012 and the financing that would be required for such a plant is not contemplated as part of the Company’s current financing plan. The Heads of Agreement signed with Rio Tinto in December 2010 (Heads of Agreement) provided that if construction of a 50-megawatt, or greater, power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

Overall construction of the Oyu Tolgoi Project 70.0% complete at the end of 2011

Overall construction of Oyu Tolgoi’s first phase of development reached 70.0% completion at the end of 2011 and had advanced to 72.7% completion at the end of February 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of 2011 was approximately $4.0 billion.

Among major updates for 2011 and plans for Q1’12:

•

Pre-stripping of overburden began in August 2011 as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits. Pre-stripping is progressing ahead of schedule. Ore from the open-pit is expected to be available for pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits in April 2012, ahead of the previously planned date of June 15, 2012. Diesel generators on site will supply the power for this pre-commissioning work.

•	Construction of the concentrator was 73.2% complete at the end of 2011, ahead of the planned completion of 68.6%. One of two SAG mills and two of four ball mills were assembled and aligned.

•

Line #1 of the concentrator is on track to be completed and pre-commissioned by August 15, 2012. Line #2 is on track to be completed and pre-commissioned by October 31, 2012. Commissioning of the concentrator’s Line #1 circuit with mined ore will depend on the availability of power from China.

•

The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during 2011. Lateral mine development 1,300 metres below surface at Hugo North is on schedule and achieved an advance during 2011 of 6,460 metres, for a total of 10,241 metres completed since tunnelling started in 2008. Underground lateral development was suspended as planned in February 2012 to enable the upgrade of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Shaft #2 construction is progressing well. The headframe and ancillary buildings were 81.5% complete at the end of 2011 and ahead of schedule. Sinking of the shaft began in December 2011 and the bottom now is approximately 120 metres below surface.

•

Oyu Tolgoi’s total site-based construction workforce peaked at 14,760 in October 2011. At the end of 2011, the workforce on site totalled 11,508; approximately 6,550 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,600 Mongolians participating in offsite training.

•

Progress of the construction of off-site facilities and infrastructure reached 66.9% at the end of 2011, which was behind the planned completion of 68.5%. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, and the deferral of the stringing of transmission cables on the power line to the Mongolia-China border until spring 2012. Facilities required for the production of the first ore are on schedule.

•

Non-binding memorandums of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3’11. Contracts are expected to be finalized with these smelters during the next several months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

Phase one construction budget

In December 2010, Ivanhoe Mines announced its approval of a $2.3 billion capital budget for 2011 — the peak year of construction activity on the first phase of the Oyu Tolgoi Project. An additional $150 million budget for operation of the Ulaanbaatar office during 2011 and $100 million for the second tax prepayment that was made to the Government of Mongolia in June 2011 also were approved, bringing the total budget for 2011 to $2.6 billion. A total of $3.0 billion was spent in 2011 — over the budgeted spending due to the strategy of bringing certain activities forward into 2011, which resulted in certain activities being ahead of schedule.

The 2011 capital budget was a key component of an overall phase-one control budget of $6.0 billion. The scope of work for the phase-one project was to bring the initial, 100,000 tonne-per-day concentrator into production, with the required infrastructure and operational team to begin commercial production in 2013. The phase-one project also includes underground lateral development until June 2012 and the completion of Shaft #2, which are essential to the continued development of the high-value underground mine at Oyu Tolgoi. The phase-one control budget had no provision for foreign exchange variances and, as of the end of 2011, the calculated, actual foreign exchange exposure was $87 million. The forecast total foreign exchange exposure on phase-one is approximately $170 million.

With approved scope changes of $37 million to date, the phase-one current budget is $6.0 billion. A Definitive Forecast Final Cost will be completed in March 2012 and is expected to be approximately $6.2 billion, or 3% over budget, excluding foreign exchange exposures but including $122 million in project contingencies to mitigate the remaining risks on the project.

The budget forecast for the phase-one project in 2012 is $2.1 billion, which would increase the total phase-one spending to bring Oyu Tolgoi into commercial production in 2013 to $6.1 billion. The increase in the 2012 forecast budget primarily is due to increased infrastructure costs, transmission-line construction delays and changes in contracting strategy.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Oyu Tolgoi Board of Directors approved the first six months of 2012’s budgeted expenditures in December 2011 and the balance of the 2012 budget in March 2012.

Capital invested in phase-one construction to support future expansion

The engineering and construction stages have recognized the need to accommodate a major increase in ore-processing capacity in the future, while minimizing potential disruption to operations that will be underway.

Wherever possible, the Oyu Tolgoi Project has taken the opportunity to consider allowing for future expansion with minimal impact on operations. The Oyu Tolgoi Project’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, the Oyu Tolgoi Project has constructed a third ore-reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50-60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, could supply water for processing up to 160,000 tonnes of ore per day. The Oyu Tolgoi Project’s plans also have allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Ongoing studies are examining options to process additional ore.

Pre-stripping of open-pit mine started as planned in August 2011

Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine began on schedule in August 2011. Work began with the hauling of clay material to the tailings-storage facility and construction of infrastructure, including roads, laydowns and access ramps. Commissioning of the initial open-pit mining fleet began in September 2011 with the release of the first Bucyrus RH340 hydraulic shovel and Komatsu 930E haul trucks. Deliveries, assembly and commissioning of heavy mobile equipment are ongoing and all operational-readiness activities are on schedule. The full fleet of 28 trucks is expected to be in operation in August 2012.

At the end of 2011, a total of 13.2 million tonnes of overburden had been moved, approximately 80,000 metres had been drilled and more than 3,000 tonnes of explosives had been used in blasting.

Underground development of Hugo North Mine continued successfully in 2011

The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during 2011. Lateral mine development 1,300 metres below surface at Hugo North achieved an advance during 2011 of 6,460 metres, for a total of 10,241 metres completed since tunnelling started in 2008. Underground lateral development was suspended as planned in February 2012 to permit the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

The first ventilation raise pilot-hole broke through to the 1,300-metre level in Q2’11. Initial reaming from the 1,300-metre level proved difficult and additional concrete grouting was applied to stabilize the ground. The first ventilation raise hole was stabilized and work started to re-establish the pilot hole. A second raise pilot-hole was drilled through from surface to the 1,300-metre level. The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in 2013 to enable the installation of the ore-handling system and production from the first lift of the Hugo North block-cave mine.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Comprehensive financing plan under discussion with Rio Tinto

A team of Ivanhoe Mines management executives, independent directors and advisers presented a comprehensive financing plan to Rio Tinto in February 2012 for the completion and start-up of the Oyu Tolgoi Project in Mongolia.

Rio Tinto and Ivanhoe Mines exchanged proposals and have been working together in an attempt to reach agreement on a comprehensive financing approach that would accommodate their mutual interest of advancing Oyu Tolgoi’s development.

Ivanhoe Mines has invested more than $5.0 billion in Oyu Tolgoi’s exploration and development during the past decade. The expenditures have been financed through a combination of equity and short-term debt facilities. A proposed major, project-financing facility has been under negotiation for more than a year.

On March 18, 2012, the Ivanhoe Mines Board of Directors approved a conditional comprehensive financing plan that contains three principal elements: project finance, bridge finance and equity.

•

The cornerstone of the financing plan continues to be a $4.0 billion project-finance facility, which now is in an advanced stage of discussion with a core lending group comprised of European Bank for Reconstruction and Development, Export Development Canada, International Finance Corporation, BNP Paribas and Standard Chartered Bank. US Ex-Im Bank and its adviser, Standard Bank, the World Bank Group’s Multilateral Investment Guarantee Agency and the Australian Export Finance and Insurance Corporation have joined the lender group and are finalizing their due diligence processes with a view to supporting the financing. The Company’s objective is to sign loan documentation in Q3’12.

•

Ivanhoe Mines is seeking the required approvals for the project-finance facility from Erdenes Oyu Tolgoi LLC (Erdenes OT) and the Government of Mongolia. Erdenes OT, which holds the Government of Mongolia’s 34% stake in Oyu Tolgoi, has appointed a legal adviser.

•

Ivanhoe Mines has approved a facility to be provided by a major international bank as an interim, bridge-financing measure. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto. Alternative bridge-financing arrangements proposed by Rio Tinto also are being considered. The bridge-financing facility would be in addition to the existing $1.8 billion interim funding facility previously provided by Rio Tinto. The Rio Tinto interim funding facility and any additional bridge-financing facilities are expected to be repaid from the planned project-finance facility.

•	A number of equity financing alternatives, including a possible rights offering, also are being considered.

During 2011, project finance activities focused on the following:

•

Term sheet. Negotiations on the term sheet are advancing with further discussions scheduled for late March 2012 with lenders, who are close to finalizing their financial model. The other due diligence work streams are progressing and are expected to be finalized in the coming months. Agreement in principle on completion testing has been reached with lenders, although certain aspects remain subject to further discussions, most particularly the finalization of covenant ratios associated with the financial model.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

On other outstanding term-sheet points, the scope of certain financial definitions and ratios, sponsor covenants and permitted Rio Tinto senior debt remain outstanding, with further discussions to be held to finalize these points.

•

Syndication. Finalization of the detailed financing plan that would be taken forward for syndication beyond the current lender group began in December 2011 and is a key focus for the first half of 2012.

•

Oyu Tolgoi LLC Working Group. With the project financing moving toward conclusion, Oyu Tolgoi LLC now has taken a lead role and has added resources to help finalize the terms. A key part of process will be the approval by the Oyu Tolgoi LLC Board of Directors of the project finance facility; workshops have been held with Erdenes OT in preparation for a vote.

•

Environmental Social Impact Assessment (ESIA). The ESIA, required by the potential lenders, is nearing completion; it will be released for public review following its formal approval by the Oyu Tolgoi LLC Board of Directors, which could occur in the coming weeks. ESIA information workshops have been held with Erdenes OT and representatives of the Government of Mongolia.

•	Other due-diligence work streams are progressing and currently do not pose any material issues or delays for the project financing.

Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors, and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

Ivanhoe Mines drawing down on Rio Tinto Interim Funding Facility

In December 2010, Rio Tinto committed to provide Ivanhoe Mines with an initial, non-revolving, interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi construction while a project-finance package was being negotiated. The interim funding facility is intended to be refinanced with funds to be provided under the project-finance package. The interim facility is on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.

In December 2011, Ivanhoe Mines made its first draw on the facility. A total of $400.7 million had been drawn down by December 31, 2011, which increased to $972.1 million as at March 19, 2012. Rio Tinto has requested confirmation from Ivanhoe Mines that no Material Adverse Effect has occurred under the interim funding facility and has withheld funding of $132.3 million from the February 2012 drawdown. Ivanhoe Mines has confirmed to Rio Tinto that there is no Material Adverse Effect under the interim funding facility and has requested that the balance of the February 2012 cash call be funded.

Government’s support for Investment Agreement reaffirmed

In September 2011, 20 members of Mongolia’s 76-seat national parliament petitioned the Government of Mongolia to pursue changes to the Oyu Tolgoi Investment Agreement ahead of Mongolia’s general election set for June 2012. The MPs wanted to accelerate the timing of the government’s option to increase its current 34% interest in Oyu Tolgoi to 50%, which is permitted after 30 years under provisions of the 2009 Investment Agreement. After being invited by the government to discuss potential changes to the Investment Agreement, Ivanhoe Mines and Rio Tinto advised the government that they were not prepared to renegotiate terms of the agreement. Any change would require written consent of all three parties. Following discussions, the Government of Mongolia, Ivanhoe Mines and Rio Tinto issued a joint statement on October 6, 2011, reaffirming their continued support for the Investment Agreement.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi Project’s staffing strategy for the start of operations in July 2012 continues to rely heavily on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase. As of the end of January 2012, 70 Oyu Tolgoi contractors were employing more than 6,000 Mongolians. In total, the Oyu Tolgoi Project was providing jobs for 7,800 Mongolians, including 360 trainees enrolled at four selected Mongolian technical and vocational education training schools and in apprenticeship training with two major vendors, Transwest and Wagner Asia. In addition, 3,300 Mongolians are participating in a special government employee-training program, funded by Oyu Tolgoi, which is adding to Mongolia’s overall skills-development pool.

Oyu Tolgoi has committed more than $85.0 million in funding over five years for education and training programs in Mongolia.

Exploration drilling at Oyu Tolgoi continued in 2011

During 2011, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project, completing 50,130 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 10,560 metres of underground geotechnical drilling and 30,059 metres of surface exploration diamond drilling.

Five rigs are conducting surface exploration drilling at Oyu Tolgoi. Two of these rigs are delineating an initial resource estimate for the Heruga North Deposit, a 2.5-kilometre, mineralized extension of the Heruga Deposit, which extends northward from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits. Drilling in 2011 focused on the southern one-kilometre-long section of this zone, where three 300-metre-spaced sections were drilled, totalling 12,389 metres.

In the northernmost section — following on from the 938-metre intersection of 0.42 grams of gold per tonne (g/t) and 0.46% copper from 1,460 metres in Hole OTD1510 that was reported in 2010’s highlights — the 2011 highlights included:

•	Hole OTD1510D — 378 metres of 0.26 g/t of gold and 0.55% of copper from 1,498 metres.

•	In the next section to the south, OTD1569 and its continuation, OTD1569A, intersected a broad zone of mineralization between 1,496 and 1,862 metres, which included:

•	218 metres of 0.34 g/t of gold and 0.75% copper from 1,528 metres in OTD1569; and

•	61 metres of 0.40 g/t of gold and 1.03% copper from 1,665 metres in OTD1569A.

•

On the same section, OTD1569B, a daughter hole 200 metres up-dip from OTD1569, included 48 metres of 1.25 g/t of gold and 0.31% copper from 1,758 metres; and 164 metres of 0.26 g/t of gold and 0.42% copper from 1,944 metres.

•	OTD1569C, another daughter hole ending up 200 metres north of OTD1569B, included:

•	476 metres of 0.70 g/t of gold and 0.33% copper from 1,728 metres and 28 metres of 4.23 g/t of gold and 1.16% copper from 1,924 metres.

•

OTD1570, 200 metres further south, intersected a broad zone of mineralization that included 360 metres of 0.74 g/t of gold and 0.26% copper from 1,456 metres; including 150 metres of 1.3 g/t of gold and 0.30% copper from 1,696 metres.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

At Southwest Oyu, 1,293 metres of drilling were completed in Hole OTD1567, which targeted the down-plunge extension of mineralization below the previously defined resource. Apart from previously defined mineralization, the hole intersected 100 metres of 1.73 g/t of gold and 0.63% copper, with a copper-equivalent grade of 1.8%, at a down-hole depth between 1,084 and 1,184 metres, before passing into unmineralized quartz monzodiorite.

A total of 7,660 metres of drilling was completed on the Shivee Tolgoi licence in three sections spaced 350 metres, 800 metres and 2.4 kilometres north of the northern end of the Hugo Dummett Deposit. Hole EGD154 and its daughter hole, EGD154A, tested the section approximately 350 metres north of the Hugo Dummett Deposit. Both holes drilled through thick, unmineralized cover rocks before ending in the West Bat Fault. The drilling showed that if there is a northern extension of the Hugo Dummett Deposit it would be down-dropped by faulting to depths greater than 2,000 metres. Holes EGD147 and its daughters, EGD147A, B and D, tested the section 800 metres north of the northern end of the Hugo Dummett Deposit. Only narrow slivers of weakly-mineralized host rocks were intersected below 2,000 metres. Hole EGD156, combined with EGD143 and EGD005 drilled in previous years, tested the section 2.4 kilometres to the north of the Hugo Dummett Deposit. Only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 metres.

A total of 7,288 metres of drilling was completed on the Javkhlant licence. At the Javkhlant II induced-polarization anomaly, at the southern-most end of the Oyu Tolgoi trend, 547 metres of drilling were completed in Hole EJD0037. Host rocks were augite basalt, the same as elsewhere at Oyu Tolgoi. At the Javkhlant I IP anomaly, Hole EJD0038 tested the extension of mineralization intercepted in Hole EJD0035A some 200 metres down dip. It intercepted similar advanced, argillically-altered ignimbrite, followed by augite basalt. Within a 220-metre-thick, weakly-mineralized zone, the best assay interval was four metres of 0.11 g/t of gold and 1.05% copper, from 2,110 metres.

Additional information on exploration at the Oyu Tolgoi Project in 2011, including drill plans and sections, will be contained in the Oyu Tolgoi Technical Report which is expected to be filed on www.sedar.com by March 30, 2012.

MONGOLIA

SOUTHGOBI RESOURCES (58% owned)

Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

Sales and operations

In 2011, SouthGobi had sales of approximately 4.0 million tonnes of coal at an average realized selling price, before royalties and selling fees, of approximately $54 per tonne. This was an improvement over the sale of approximately 2.5 million tonnes in 2010 at an average realized selling price, before royalties and selling fees, of $35 per tonne. Revenue, net of royalties and selling fees, increased from $79.8 million in 2010 to $179.0 million in 2011 due to the increased sales volumes and increased selling prices for individual coal types — a 52% increase for raw, semi-soft coking coal and a 47% increase for raw, higher-ash coal.

In 2011, SouthGobi produced 4.6 million tonnes of raw coal with a strip ratio of 3.63 compared to 2.8 million tonnes of raw coal produced in 2010 with a strip ratio of 3.47. Mining capacity increased in 2011 due to the commissioning of additional mining equipment. Mining activities also commenced in the Sunrise Pit during Q3’11. In 2010, production also was negatively impacted by the Sunset Pit realignment in the first half of 2010, which required substantial, above-trend waste removal that resulted in lower production volumes.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne published monthly by the Government of Mongolia. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale additional royalty of up to 5% based on the set reference price of coal. Based on the reference prices over 2011, SouthGobi was subject to an average 8% royalty, based on a weighted average reference price of $99 per tonne. SouthGobi’s effective royalty rate for 2011, based on its average realized sales price of $54 per tonne, was 15%.

Cost of sales was $168.2 million in 2011, compared to $94.8 million in 2010. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. The increase from 2010 was due to higher sales volumes and higher unit costs.

Coal processing

In February 2012, SouthGobi successfully commissioned and started up the dry-coal handling facility (DCHF) at the Ovoot Tolgoi Mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The facility includes a 300-tonne-capacity dump hopper, which receives ROM coal to feed a rotary breaker, and screens that size coal to a maximum of 50 millimetres and reject oversize ash. The DCHF will be upgraded during 2012 to include dry-air separation, as well as covered load-out conveyors with fan stackers to transfer processed coals to stockpiles that will enable blending.

In July 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd. (Ejin Jinda), a subsidiary of China Mongolia Coal Co. Ltd., to toll-wash coal from the Ovoot Tolgoi Mine. The five-year agreement, expected to begin in Q2’12, provides for an annual washing capacity of approximately 3.5 million tonnes of raw coal. Ejin Jinda’s washing facility is approximately 10 kilometres inside China from the Mongolia-China border crossing, approximately 50 kilometres from the Ovoot Tolgoi Mine. Medium- and higher-ash coals processed through the DCHF will be transported from the Ovoot Tolgoi Mine to the washing facility. Based on preliminary samples, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications.

Road to China

In August 2011, the State Property Committee of Mongolia awarded the tender to construct a paved highway from the Ovoot Tolgoi Mine to the Mongolia-China border to consortium partners NTB LLC and SouthGobi’s Mongolian operating subsidiary, SouthGobi Sands LLC — together referred to as RDCC. RDCC now has the right to conclude a 15-year build, operate and transfer contract under the Mongolian Law on Concessions. RDCC intends to commence construction of the paved highway in early Q2’12, with an intended carrying capacity upon completion of in excess of 20 million tonnes of coal per year.

Sale of Tsagaan Tolgoi property

On March 5, 2012, SouthGobi announced an agreement to sell its Mongolian thermal coal property, the Tsagaan Tolgoi Deposit, to Modun Resources Limited (Modun), a company listed on the Australian Stock Exchange. Under the transaction, SouthGobi expects to receive $30 million of total consideration, comprising $7.5 million up-front in cash, $12.5 million up-front in Modun shares and deferred consideration of an additional $10.0 million also payable in Modun shares.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

AUSTRALIA

IVANHOE AUSTRALIA (59% owned)

Production of copper and gold has begun at Osborne Mine

Ivanhoe Australia announced on March 8, 2012, that it had joined the ranks of producing companies with its successful, ahead-of-schedule start-up of the Osborne copper-gold mine and processing complex in northwestern Queensland.

Following initial production of concentrate on February 28, 2012, Osborne officially began regular operations on March 7, 2012, with the achievement of steady-state production of copper-gold concentrate and the dispatch of the first truckload of concentrate to the port at Townsville, on Australia’s east coast.

Production throughput at the Osborne plant for 2012 is expected to be approximately 700,000-900,000 tonnes of ore, increasing to 1.8-2.0 million tonnes in 2013.

Ivanhoe Australia acquired the Osborne complex less than 18 months ago and is developing the Kulthor underground resource to help supply the plant.

Ivanhoe Australia is continuing exploration and resource definition work near the mine at Osborne and also to the north, along the Starra Line, to expand Ivanhoe Australia’s understanding and definition of the field, reinforcing confidence in the projected mine life of 15 to 20 years.

In January 2011, the Ivanhoe Australia board approved A$30 million of capital to develop the Osborne and Kulthor underground resources. Underground development work began in Q2’11 and a total of 2,412 metres had been completed by the end of 2011 — 1,511 metres at Kulthor and 901 metres at Osborne.

All major refurbishment work on the Osborne concentrator and shaft was completed by the end of 2011. Decline development work began at Starra 276, a deposit that is expected to form one of the key ore sources for the Osborne complex in 2013.

In September 2011, Ivanhoe Australia released preliminary results from the Osborne Copper-Gold Study, followed by the release of the final results on October 28, 2011, and the filing of the NI 43-101-compliant technical report on www.sedar.com. The Preliminary Economic Assessment, an NI 43-101-compliant technical report, evaluated ore sources only for an initial four-year period.

Work also progressing on three other main projects

Ivanhoe Australia also is continuing to advance its three other core projects: the Merlin molybdenum and rhenium project, the Mount Dore cathode copper project and the Mount Elliott copper-gold project. All the projects are on granted mining leases.

During 2011, work focused on:

•	construction of the Merlin decline and accessing the Little Wizard Deposit;

•	completion of the Osborne Copper-Gold Study, Merlin Pre-Feasibility Study and Mount Dore Scoping Study; and

•	the start of a scoping study for Mount Elliott.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Ivanhoe Australia incurred exploration expenses of $166.5 million in 2011, compared to $73.8 million in 2010. The $92.7 million increase was largely due to work on the Merlin decline tunnel, underground work at the Osborne and Kulthor deposits, drilling programs and work on the various ongoing studies.

Merlin molybdenum and rhenium project

The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit, starting near the surface and dipping eastward at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The mineralization zone consists of high-grade breccias and a lower-grade, generally thicker, disseminated zone. Mineralization thins to the north, where the copper, zinc and gold content increases; to the south, it flattens and pinches out. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.

On October 28, 2011, Ivanhoe Australia announced final results of the Merlin Pre-Feasibility Study which demonstrated that the project is expected to provide strong, long-term cash flows. The NI 43-101-compliant technical report is filed on www.sedar.com. The Merlin Feasibility Study is underway.

Construction of the decline to access the Merlin Deposit continued on time and on budget during the year. The first phase of the decline’s development was completed in January 2012. The second phase of development will begin upon completion of the feasibility study and receipt of project approval.

Access to the very-high-grade Little Wizard Deposit was achieved in late December 2011. A cross-cut completed through the Little Wizard Deposit visually confirmed that the high-grade mineralized zone is wider than was estimated in the Mineral Resource modelling. In addition, mining of the cross-cut has identified that ground conditions at Little Wizard are marginally better than expected. Assays are pending on samples taken from the cross-cut; bulk samples also will be taken from the cross-cut for metallurgical and roaster testwork.

Mount Dore cathode copper project

The scoping study for the Mount Dore cathode copper project was completed and released in September 2011. The study indicated that the project is expected to provide robust, long-term cash flows for a moderate capital outlay. The project pre-feasibility study, which began during Q3’11, is expected to be completed in late March or early April 2012.

Mount Elliott copper-gold project

The Mount Elliott Project hosts three principal zones of copper-gold mineralization: Mount Elliott, the South-West Anomaly (SWAN) and South-West Elliot (SWELL).

In 2011, Ivanhoe Australia commenced work on the Mount Elliott Scoping Study that will evaluate mining and processing options for the large-tonnage deposit and identify its future development path, including additional resource drilling, metallurgical test work and infrastructure requirements. All technical work for the study was largely completed by the end of 2011. The results indicate that there is potential for development of an open pit to recover the remaining pillars from the previous Mount Elliott underground mine and either sub-level open-stoping, or large block-caving, of the SWAN mineralization. The open-pit ore could be trucked to Osborne for processing or used as initial feed for the Mount Elliott processing plant. The study is expected to be completed in late March or early April 2012.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Regional exploration

Ivanhoe Australia holds 40 Exploration Permits for Minerals (EPMs) covering a total of 4,487 square kilometres and 17 Mining Leases covering a total of 104.8 square kilometres. Ivanhoe Australia also has 17 EPM applications in process, covering 2,331 square kilometres, and three ML applications in process, covering 10.6 square kilometres. Exco joint venture EPMs total 541 square kilometres and the Goldminco/Ivanhoe (Osborne) joint venture EPM covers 16 square kilometres.

Exploration in 2011 included 34,076 metres of diamond drilling, compared to 23,296 metres in 2010, and 12,971 metres of reverse-circulation drilling, compared to 15,115 metres in 2010. Exploration in 2011 focussed on increasing resources available for the Osborne Copper-Gold Project, exploring for iron-oxide-copper-gold deposits and targeting Merlin-style molybdenum-rhenium deposits.

Equity issuance

In 2011, Ivanhoe Australia completed an equity issue of approximately A$180 million of new, fully-paid ordinary shares to institutional, sophisticated and accredited investors, including Ivanhoe Mines, at A$1.39 (C$1.41) per share. The placement was completed in two tranches.

In September 2011, Ivanhoe Australia received approximately A$88 million from the institutional placement. The remaining A$92 million from Ivanhoe Mines was received in November 2011, following approval in a vote at an Ivanhoe Australia extraordinary general meeting. Following completion of the share purchase, Ivanhoe Mines presently owns 59% of Ivanhoe Australia. Ivanhoe Australia used part of the proceeds to extinguish approximately A$30.6 million of debt owed to Ivanhoe Mines.

Distribution received from Exco

During 2011, Ivanhoe Australia recognized a share of income of $40.3 million in relation to its investment in Exco Resources Limited (Exco). Ivanhoe Australia owns approximately 22.3% of Exco, which completed the sale of its Cloncurry Copper Project to Xstrata Copper in June 2011 for A$175 million. A proportion of the sale proceeds were returned to Exco’s shareholders in December 2011, resulting in Ivanhoe Australia receiving a $31.2 million distribution (A$30.1 million), comprised of a capital return and special dividend.

Investment bank UBS appointed to advise on ongoing strategic partnership process

In January 2012, Ivanhoe Australia appointed UBS Investment Bank to assist with inviting and evaluating proposals from potential strategic partners to participate in the development of its Cloncurry project portfolio. Ivanhoe Australia has been actively pursuing a range of alternatives and strategic partnerships to secure the long-term funding required to advance the development of its Cloncurry projects and extend its aggressive exploration program. A number of corporate entities are engaged in the process and these discussions are continuing.

KAZAKHSTAN

Kyzyl Gold Project (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In February 2012, Altynalmas released the results of an independent feasibility study for its Kyzyl Gold Project in northeastern Kazakhstan. International mining consultant Roscoe Postle Associates has completed an independent NI 43-101-compliant technical report on the Kyzyl Gold Project based on a feasibility-study-level report completed by Fluor Canada and subsequent optimization studies undertaken by Hatch Mining and Metals Canada. The project encompasses the re-development of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology, and supporting mine infrastructure. The technical report is expected to be filed by the end of March 2012 on www.sedar.com.

Additional highlights from the work in 2011 included:

•	the successful completion of performance testing of a metallurgical process that recovers at least 88% of contained gold; and

•	the development of an innovative and proprietary ore treatment process that produces an environmentally stable, iron arsenate mineral by-product that meets international environmental standards.

Exploration continuing; 40,000 metres of drilling planned for 2012

Altynalmas Gold is continuing its drilling program at the Kyzyl Gold Project. Total exploration drilling for 2011 amounted to 84,552 metres, of which 62,562 metres were drilled on the Bakyrchik Mining Licence #737. During Q2’11, drilling began on the satellite deposits within the Kyzyl Gold Project’s Exploration Licence #27, resulting in the drilling of 21,990 metres. Assay results from the 2011 drilling on the Exploration Licence are pending. Exploration drilling in 2012 is budgeted to be 40,000 metres.

OTHER EXPLORATION

During 2011, Ivanhoe Mines had active exploration programs in Indonesia, Mongolia and the Philippines. These programs principally are being conducted through joint ventures and are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, exploration diamond drilling. Exploration was ongoing in all these regions at the end of 2011. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Latin America.

UPDATE OF DEVELOPMENTS WITH RIO TINTO

Decision received in arbitration with Rio Tinto

In December 2011, Ivanhoe Mines announced that a decision had been received in the arbitration between Ivanhoe Mines and Rio Tinto. The arbitrator’s decision had two aspects. Rio Tinto claimed that Ivanhoe Mines’ Shareholders’ Rights Plan potentially could breach rights granted to Rio Tinto in the Private Placement Agreement signed with Ivanhoe Mines in October 2006. The arbitrator determined that if Rio Tinto triggered Ivanhoe Mines’ Shareholders’ Rights Plan and thereby became an “acquiring person,” the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement nevertheless would continue to apply. The anti-dilution rights, which apply in situations where Ivanhoe Mines proposes to issue shares to any person(s) other than Rio Tinto, entitle Rio Tinto to acquire a sufficient number of Ivanhoe Mines shares so as to result in Rio Tinto beneficially owning the same percentage of issued and outstanding Ivanhoe Mines shares that it would have owned had no shares been issued to any other person(s).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The arbitrator’s decision also addressed the counterclaim that Ivanhoe Mines filed against Rio Tinto. The counterclaim alleged that Rio Tinto acted in breach of certain of its obligations under the Private Placement Agreement. The arbitrator determined that Rio Tinto had not breached such obligations.

Following the arbitrator’s ruling, the Ivanhoe Mines board unanimously approved the formation of a special committee, comprised of members of the board’s Nominating and Corporate Governance Committee, to conduct an evaluation of the arbitrator’s decision, with the assistance of independent legal counsel. The Nominating and Corporate Governance Committee consists entirely of independent directors and does not include any representatives of Rio Tinto, Ivanhoe Mines’ Chief Executive Officer Robert Friedland or Ivanhoe Mines management.

In January 2012, the Ivanhoe Mines Board of Directors decided that the interests of shareholders and the Company’s strategic objectives would be best served by the termination of the Shareholders’ Rights Plan. The decision to place the Shareholders’ Rights Plan before Ivanhoe Mines’ shareholders for termination at the Company’s annual general meeting set for May 11, 2012, was unanimously supported by the participating directors. Directors who are Rio Tinto employees did not take part in the discussion or vote.

Rio Tinto’s stake in Ivanhoe Mines increases to 51.0%

Under the Heads of Agreement, Rio Tinto was restricted to a 49.0% ownership stake in Ivanhoe Mines until January 18, 2012.

On January 24, 2012, Rio Tinto announced that it had increased its stake in Ivanhoe Mines to 51.0% from 49.0%. Rio Tinto purchased an additional 15.1 million common shares of Ivanhoe Mines, representing 2.0% of Ivanhoe Mines outstanding common shares, from two sellers in a privately negotiated share purchase transaction. The shares were purchased at a price of C$20.00 per share.

A majority of independent directors expected to be maintained on Ivanhoe board

Ivanhoe Mines expects that its Board of Directors will continue to maintain a majority of independent directors. As part of the Heads of Agreement, Rio Tinto agreed that a majority of the directors on the Ivanhoe Mines board would be independent, based on criteria established under Canadian and US securities laws, until the earlier of either January 18, 2014, or the date that Ivanhoe Mines ceases to be a Canadian public company.

The Heads of Agreement also provides that the independent directors remain entitled to appoint one of the independent directors to serve as chairman of the board of Ivanhoe Mines.

Discussions on governance at Ivanhoe Mines

Rio Tinto has initiated discussions with independent Ivanhoe Mines directors on a number of governance and management matters. The independent Ivanhoe Mines directors are working constructively and expeditiously with Rio Tinto to implement various changes to reflect Rio Tinto’s majority ownership of Ivanhoe Mines while, at the same time, seeking to ensure, to the greatest extent possible, that the rights of the minority shareholders are not prejudiced by such changes.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

OTHER DEVELOPMENTS

Highly successful strategic rights offering completed in 2011

In February 2011, Ivanhoe Mines closed its strategic rights offering in which all existing shareholders, subject to applicable law, were able to participate on a pro rata basis, in purchasing additional common shares of the Company. The offering generated $1.18 billion in gross proceeds, which were used primarily to advance development of the Oyu Tolgoi Project.

Upon closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.

Ivanhoe Mines received proceeds of $103 million from Monywa Trust

In August 2011, Ivanhoe Mines received $103.0 million as payment for a promissory note from the Monywa Trust.

Ivanhoe Mines transferred ownership of its former 50% interest in the Monywa Project — that was held through its Monywa subsidiary — to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to a subsidiary of the Company. The sole purpose of the Monywa Trust was to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties.

Ivanhoe Mines had held no interest in the Monywa Project, and had had no involvement with the administration and operation of the Monywa Project, since 2007.

After acquiring Ivanhoe Mines’ former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Monywa Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider or with potential purchasers or with the ultimate sale of the interest in July 2011.

The receipt of the $103.0 million was recorded as a gain on settlement of note receivable as the note receivable had a carrying value of $nil.

Expressions of interest in Ivanhoe asset divestment

In addition to pursuing the key elements of the comprehensive financing plan, Ivanhoe Mines is highly encouraged by the progress of discussions regarding asset divestment. Ivanhoe Mines has received detailed, written expressions of interest on potential asset divestments that could realize significant capital to support the ongoing development of Oyu Tolgoi.

DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser will pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Accordingly, Ivanhoe Mines wrote-down the carrying value of the contingent income receivable to $13.0 million. The resulting $9.1 million write-down is recognized in 2011 as a loss from discontinued operations.

To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.

ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in 2011 were $100.8 million, an increase of $16.4 million from 2010 ($84.4 million). The increase was primarily due to a $9.7 million increase in legal fees due to the Rio Tinto and the Savage River Project arbitrations and a $4.6 million increase in non-cash stock based compensation charges.

Interest income. Interest income in 2011 of $22.1 million was $5.5 million higher than 2010 ($16.6 million). The increase was attributable to a $3.7 million increase in interest income from Ivanhoe Australia and $1.8 million in interest income accrued by Oyu Tolgoi LLC on the Government of Mongolia Treasury Bill and tax prepayments.

Interest expense. Interest expense in 2011 of $11.0 million was $21.8 million lower than 2010 ($32.8 million). Included in interest expense was $9.4 million (2010: $24.0 million) in interest incurred by SouthGobi on its convertible debenture. The 2010 balance also included $7.5 million incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility, which was converted in September 2010.

Foreign exchange losses. The $16.8 million foreign exchange loss during 2011 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the year. The majority of this foreign exchange loss was unrealized at December 31, 2011.

Share of income of significantly influenced investees. The $17.2 million share of income of significantly influenced investees in 2011 represented Ivanhoe Mines’ share of Exco’s income ($40.3 million) and Ivanhoe Mines’ share of Altynalmas Gold’s loss ($23.1 million).

Change in fair value of derivative. The change in fair value of derivative related to the 2011 change in fair value of the Ivanhoe Mines rights offering derivative liability from December 31, 2010. The rights were revalued in January 2011 prior to their exercise or expiry, which resulted in a $432.5 million loss being recognized.

Change in fair value of embedded derivatives. The $106.5 million change in fair value of embedded derivatives related to the 2011 change in fair value of the SouthGobi convertible debenture’s embedded derivative liability.

Gain on sale of long-term investment. The $10.6 million gain on sale of long-term investment relates to the sale in January 2011 of 1.4 million common shares of Ivanplats Limited (Ivanplats) for proceeds of $14.0 million.

Write-down of carrying value of long-term investment. The $9.6 million write-down of the carrying value of long-term investment related to other-than-temporary impairments recorded with respect to investments in Exco ($8.6 million) and Ibex Resources Inc. ($0.9 million).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)
	Quarter Ended
	Dec-31 2011	Sep-30 2011	Jun-30 2011	Mar-31 2011

Revenue	$51.0	$60.5	$47.3	$20.2
Cost of sales	(44.2)	(54.0)	(49.7)	(20.3)
Exploration expenses	(88.2)	(79.6)	(68.6)	(46.2)
General and administrative	(34.6)	(21.4)	(19.5)	(25.3)
Foreign exchange gains (losses)	13.3	(35.6)	2.3	3.2
Change in fair value of derivative	—	—	—	(432.5)
Change in fair value of embedded derivatives	10.8	62.1	70.4	(36.8)
Gain on settlement of note receivable	—	103.0	—	—
Net income (loss) from continuing operations	(85.8)	16.4	0.6	(492.5)
Income (loss) from discontinued operations	—	(9.1)	—	—
Net income (loss)	(85.8)	7.3	0.6	(492.5)
Net income (loss) per share — basic
Continuing operations	($0.05)	$0.02	$0.00	($0.79)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.05)	$0.01	$0.00	($0.79)

Net income (loss) per share — diluted
Continuing operations	($0.05)	$0.02	$0.00	($0.79)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.05)	$0.01	$0.00	($0.79)

	Quarter Ended
	Dec-31 2010	Sep-30 2010	Jun-30 2010	Mar-31 2010

Revenue	$41.6	$6.6	$17.7	$13.9
Cost of sales	(46.4)	(14.9)	(13.2)	(20.3)
Exploration expenses	(59.6)	(48.1)	(39.5)	(71.4)
General and administrative	(46.4)	(15.0)	(14.7)	(8.3)
Foreign exchange gains (losses)	6.6	5.3	(4.9)	1.7
Change in fair value of derivative	135.7	—	—	—
Change in fair value of embedded derivatives	(20.0)	49.8	72.2	(1.4)
Loss on conversion of convertible credit facility	—	—	—	(154.3)
Net income (loss) from continuing operations	37.3	(24.9)	(30.0)	(200.5)
Income (loss) from discontinued operations	—	—	—	6.6
Net income (loss)	37.3	(24.9)	(30.0)	(193.9)
Net income (loss) per share — basic
Continuing operations	$0.07	($0.05)	($0.06)	($0.44)
Discontinued operations	$0.00	$0.00	$0.00	$0.01
Total	$0.07	($0.05)	($0.06)	($0.43)

Net income (loss) per share — diluted
Continuing operations	$0.06	($0.05)	($0.06)	($0.44)
Discontinued operations	$0.00	$0.00	$0.00	$0.01
Total	$0.06	($0.05)	($0.06)	($0.43)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

FOURTH QUARTER

Revenue. In Q4’11, SouthGobi recognized $51.0 million in coal revenue, compared to $41.6 million in Q4’10. SouthGobi shipped approximately 1.1 million tonnes of coal in Q4’11 at an average realized selling price of approximately $56 per tonne, compared to 1.5 million tonnes of coal in Q4’10 at an average realized selling price of approximately $32 per tonne.

Cost of sales. In Q4’11, SouthGobi’s cost of sales was $44.2 million, compared to $46.4 million in Q4’10. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. Cost of sales decreased in Q4’11 compared to the Q4’10 due to lower sales volumes. The lower sales volumes in the Q4’11 were partially offset by higher unit costs.

Exploration. In Q4’11, Ivanhoe Mines expensed $88.2 million in exploration activities, compared to $59.6 million in Q4’10. Approximately $46.0 million was spent by Ivanhoe Australia (Q4’10 — $32.4 million), $14.3 million was spent on the Oyu Tolgoi Project (Q4’10: $9.1 million) and $24.6 million was spent on SouthGobi’s Mongolian coal projects (Q4’10 — $13.6 million).

General and administrative costs. General and administrative costs in Q4’11 were $34.6 million, a decrease of $11.8 million from Q4’10 ($46.4 million). The decrease was primarily due to Q4’10 including a $21.4 million non-cash expense in relation to a one-time special recognition grant of bonus shares being granted to certain employees of Ivanhoe Mines. There was also a general increase in consulting, legal and advisory costs in Q4’11.

Foreign exchange gain. The $13.3 million foreign exchange gain during Q4’11 was attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar. The majority of this foreign exchange gain was unrealized at December 31, 2011.

Change in fair value of embedded derivatives in convertible debenture. The $10.8 million change in fair value of embedded derivatives in convertible debenture during Q4’11 relates to the SouthGobi convertible debenture issued in November 2009. The conversion features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $371.7 million of cash used in operating activities in 2011 primarily was the result of $248.1 million in cash exploration expenditures, $64.2 million in cash general and administrative expenditures and a $107.4 million change in non-cash operating working capital.

Investing activities. The $2.5 billion of cash used in investing activities in 2011 predominately consisted of $2.6 billion used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi Project ($2.4 billion) and Ovoot Tolgoi ($218.1 million). Other significant investing activities included the $160.0 million in purchases of other long-term investments, the $103.0 million received on the redemption of the note receivable relating to the Monywa Trust, and $119.0 million in redemptions of short-term investments.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financing activities. The $2.7 billion in cash provided by financing activities mainly was attributable to $1.18 billion in cash received in February 2011 upon the closing of the rights offering, $501.6 million received from Rio Tinto in June 2011 upon exercising warrants, $535.9 million received in August 2011 upon Rio Tinto exercising its subscription right granted to it under the Heads of Agreement and the $400.7 million drawn down on the Rio Tinto interim funding facility.

Liquidity and capital resources

At December 31, 2011, Ivanhoe Mines’ consolidated working capital was $528.4 million, including cash and cash equivalents of $998.1 million, compared with working capital of $444.4 million and cash and cash equivalents of $1.3 billion at December 31, 2010. In February 2011, Ivanhoe Mines closed its strategic rights offering. The rights offering generated $1.18 billion in gross proceeds, which were used primarily to advance development of the Oyu Tolgoi Project. In June 2011, Rio Tinto exercised its remaining warrants which resulted in $501.6 million being received. In August 2011, Ivanhoe Mines received $103.0 million as payment for a promissory note from the Monywa Trust. Also in August 2011, Rio Tinto exercised its subscription right granted to it under the Heads of Agreement to acquire an additional 27.9 million common shares of Ivanhoe Mines. The acquisition generated total proceeds of $535.9 million for Ivanhoe Mines.

Included in the December 31, 2011, cash and cash equivalents balance of $998.1 million was $123.6 million of SouthGobi’s cash and cash equivalents and $170.3 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.

As at March 19, 2012, Ivanhoe Mines’ consolidated cash position was $917.7 million. Ivanhoe Mines, based on its current cash position, the value of investments in publicly-traded subsidiaries and the availability of the undrawn portion of a $1.8 billion interim funding facility with Rio Tinto, believes that, with the completion of some or all of the components of the comprehensive financing plan as discussed below, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

A team of Ivanhoe Mines management executives, independent directors and advisers presented a comprehensive financing plan to Rio Tinto in February 2012 for the completion and start-up of the Oyu Tolgoi Project in Mongolia.

On March 18, 2012, the Ivanhoe Mines Board of Directors approved a conditional comprehensive financing plan. The financing plan contains three principal elements: project finance, bridge finance and equity.

•

The cornerstone of the financing plan continues to be a $4.0 billion project-finance facility, which now is in an advanced stage of discussion with a core lending group comprised of European Bank for Reconstruction and Development, Export Development Canada, International Finance Corporation, BNP Paribas and Standard Chartered Bank. The Company’s objective is to sign loan documentation in Q3’12. Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

•

The Company has approved a facility to be provided by a major international bank as an interim, bridge-financing measure. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto. Alternative bridge-financing arrangements proposed by Rio Tinto also are being considered. The bridge-financing facility

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

would be in addition to the existing $1.8 billion interim funding facility previously provided by Rio Tinto. The Rio Tinto interim funding facility and any additional bridge-financing facilities are expected to be repaid from the planned project-finance facility.

•	The Ivanhoe Mines Board of Directors also is considering a number of equity financing alternatives, including a possible rights offering.

The Company’s ability to finalize and implement key aspects of the comprehensive financing plan is dependent on approvals from Rio Tinto. Although the companies are currently engaged in discussions aimed at implementing such a plan, there is no assurance that an agreement will be reached that will result in approval of the project-finance facility or approval of a bridge facility, provided by a major international bank or Rio Tinto. The Company’s ability to raise additional capital could therefore be limited to equity alternatives or to the sale of investments including publicly-traded subsidiaries controlled by the Company.

Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31, 2011		December 31, 2010
(Stated in $000’s of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Held-for-trading
Short-term investments	—	—	98,373	98,373
Long-term investments	7,431	7,431	10,235	10,235
Other long-term investments	92,874	92,874	74,936	74,936
Available-for-sale
Long-term investments	68,637	68,637	103,431	103,431
Other long-term investments	224,451	224,451	116,880	116,880
Cost method
Long-term investments	16,234	16,234	20,534	20,534
Loans and receivables
Accounts receivable	102,460	102,460	65,741	65,741

Investments in companies subject to significant influence
Long-term investments	14,975	138,592	16,991	145,981

Financial Liabilities
Accounts payable and accrued liabilities	681,185	681,185	260,528	260,528
Amounts due under credit facilities	44,884	44,884	54,695	54,695
Interim funding facility	405,162	405,162	—	—
Convertible credit facilitydebt host contract and interest payable	99,766	99,766	99,719	99,719

Derivatives
Rights offering derivative liability	—	—	766,238	766,238
Convertible credit facility embedded derivative liability	48,388	48,388	154,877	154,877

The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and tax prepayment, convertible bonds, and long-term Money Market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.

The fair value of the SouthGobi convertible debenture was estimated to approximate the aggregate carrying amount of the SouthGobi convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Year Ended December 31,
	2011	2010
Unrealized (losses) gains on long-term investments	$(2,804)	$360
Unrealized gains on other long-term investments	3,573	4,508
Change in fair value of derivative	(432,536)	135,680
Change in fair value of embedded derivatives	106,489	100,637

The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Year Ended December 31,
	2011	2010
Changes in fair value of long-term investments	$(42,203)	$39,801
Changes in fair value of other long-term investments	2,738	(9,732)

Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities and the Rio Tinto interim funding facility. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

SHARE CAPITAL

At March 19, 2012, the Company had a total of:

•	741.1 million common shares outstanding.

•

21.8 million incentive stock options outstanding, with a weighted average exercise price of C$14.24 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Ivanhoe Mines’ financial performance and its ability to advance its future operations and development plans are heavily dependent on availability of funding, which in certain instances requires the approval of Rio Tinto; base and precious metal prices; coal prices and foreign exchange rates. Volatility in these markets continues to be high.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financing

In December 2011, the Ivanhoe Mines Board of Directors established a four–member Special Finance Committee, comprised of independent directors, to work in an advisory role with the Company’s management to review components of the comprehensive financing plan, which includes a wide range of financing alternatives in addition to a major, long-term, limited-recourse project finance facility that currently is under negotiation. The Committee reviewed the cash flow forecast and key sensitivities for the period 2012 to 2016 (using the project finance model and current budget estimates for Oyu Tolgoi LLC). The Committee determined that:

1.

The forecast shows that the Oyu Tolgoi project is “fully funded” if Ivanhoe Mines raises at least $3.6 billion in project finance and experiences no cost overruns or delays. The Company remains confident that it can raise $3.6 — $4.0 billion in project finance barring unforeseen force majeure events;

2.

Due to required International Financial Institution and Government of Mongolia approvals, and the negotiation of a power purchase agreement, the Company cannot be certain that the project finance facility will be available to fund capital expenditures during Q2’12. The Company will need to raise sufficient funds to support budgeted project spending beyond the end of Q1’12. To avoid further uncertainty regarding the timing of completing the project finance facility, the Company has proposed agreeing to negotiating positions, a work plan and timetable with Rio Tinto to complete the project finance facility as soon as possible;

3.

The Company believes the best short-term funding solution is the bridge loan facility (or equivalent) that has been negotiated with a major international bank. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto;

4.

Considering the uncertainties regarding the project finance timetable, whether Rio Tinto will approve the bridge loan facility and the uncertain outlook for financial markets in 2012, it is prudent for the Company to raise equity before Q2’12. Various equity alternatives, including a rights offering, are being considered;

5.

The Company is committed to monetize the non-core assets, including investments held in publically traded subsidiaries, Any such disposals would need to be conducted in an organized manner subject to market conditions and/or governance matters that may need to be addressed ahead of any sale:

a.	The Company has received several non-binding expressions of interests for the sale of one of its subsidiaries and will work to complete a sale during 2012;

b.

The Company will minimize further cash contributions to all non-Oyu Tolgoi assets in 2012, will evaluate monetization options, and will actively pursue the opportunities that offer the best value to the Company’s shareholders; and

6.

Ivanhoe Mines and Rio Tinto have expressed conflicting views regarding Rio Tinto’s obligation to finance the power plant if built before 2015 and the Company’s ability to sell the 2% net smelter return royalty interest that it acquired from BHP in 2003. Ivanhoe Mines has received an indicative offer to sell the royalty to a third party.

The Company and Rio Tinto are currently engaged in discussions aimed at finalizing and implementing the comprehensive financing plan, which plan has been conditionally approved.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Commodity prices and 2012 production

Commodity prices are a key driver of Ivanhoe Mines’ future earnings and current prices are well above historic averages. Although Ivanhoe Mines is concerned about current global economic conditions, particularly in the United States and Europe, it believes that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for Ivanhoe Mines’ commodities. Ivanhoe Mines believes that the long-term price environment for the products that it produces and sells remains favourable.

2011 was a volatile year for copper prices due to uncertain global economic conditions. The London Metals Exchange (LME) copper prices traded in a wide range of $3.05 per pound to an all-time peak of $4.62 per pound and averaged $4.00 per pound. Copper’s rise to an all-time peak occurred mainly as a result of the strong demand from emerging markets, especially China. Copper is currently trading at approximately $3.80 per pound, slightly lower than the 2011 average.

It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Ivanhoe Mines’ sales and marketing efforts continue to provide positive results.

For SouthGobi, the first quarter of any year is generally the worst for border throughput capacity owing to the extended closure of the Shivee Khuren-Ceke border crossing for the Chinese New Year and Mongolian Tsagaan Tsaar public holidays. This generally impacts coal sales. For example, Q1’11 sales represented only approximately 11% of the total amount of coal sold for the year. SouthGobi anticipates the border to be open 40-50% less time in Q1’12 than any typical second, third or fourth quarter. However, despite this, SouthGobi has contracted to sell 50-60% more coal than in Q1’11, which if achieved will put it ahead of plan for year-over-year sales volume growth.

SouthGobi currently forecasts to set a new record level for its gross average sales price in Q1’12. Contract pricing for individual coal types has been set broadly constant with Q4’11 or moderately improved. The sales mix will improve due to the impact of the DCHF, which has substantially reduced the quantity of higher-ash coal being produced. Furthermore, SouthGobi continues to stockpile some higher-ash coal in anticipation of completing the commissioning of the Ejin Jinda wet washing facility.

Other information

The Company is actively involved in advancing several other projects. These activities are ongoing in 2012, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its focus on copper and gold production; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi has sufficient funds to advance its operations and development plans for the remainder of 2012. Ivanhoe Australia operations and development plans for 2012 are dependent on raising additional funds. Ivanhoe Australia is considering various forms of funding including the sale of project interests, equity issuances and/or debt issuances. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

Exchange Rates

SouthGobi’s coal sales are generally settled in US dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Ivanhoe Mines holds a portion of its cash resources in currencies other than the US dollar. Ivanhoe Mines expects to incur future expenditures in currencies other than the US dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.

OFF-BALANCE-SHEET ARRANGEMENTS

During the year ended December 31, 2011, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes Ivanhoe Mines’ contractual obligations:

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating leases (1)	$21,072	$2,999	$446	$—	$24,517
Purchase obligations (1)	643,232	1,803	—	—	645,035
Debt obligations (2)	55,692	400,655	—	250,000	706,347
Other long-term obligations (3)	—	3,928	27,443	119,292	150,663

Total	$719,996	$409,385	$27,889	$369,292	$1,526,562

(1)

These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Debt obligations consist of amounts due under credit facilities, the interim funding facility and the convertible credit facility.

(3)	Other long-term obligations consist of asset retirement obligations.

CHANGES IN ACCOUNTING POLICIES

In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires Ivanhoe Mines to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2011. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

•	Carrying values of property, plant and equipment;

•	Depletion and depreciation of property, plant and equipment;

•	Asset retirement obligations; and

•	Income taxes.

Carrying values of property, plant and equipment

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Ivanhoe Mines’ investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on Ivanhoe Mines’ financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.

Asset retirement obligations

Ivanhoe Mines has obligations for site restoration and decommissioning related to its mining properties. Ivanhoe Mines, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change — resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Ivanhoe Mines’ existing assets could differ materially from the $150.7 million undiscounted future value of Ivanhoe Mines’ estimated asset retirement obligations at December 31, 2011.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.

The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued United States accounting pronouncements have been outlined below.

In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company is in the process of assessing which presentation choice it will adopt.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines was not required to convert to IFRS effective January 1, 2011.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

RISKS AND UNCERTAINTIES

Ivanhoe Mines is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which Ivanhoe Mines is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “Forward-Looking Statements” in this MD&A.

Rio Tinto, as the holder of a majority of Ivanhoe Mines’ Common Shares, has the ability to exert a significant degree of control over the business and affairs of Ivanhoe Mines and Oyu Tolgoi LLC

Rio Tinto owns a majority of Ivanhoe Mines’ outstanding Common Shares and can exercise its voting power to elect all of the members of Ivanhoe Mines board of directors, subject only to the agreed limitations in the Heads of Agreement. Rio Tinto can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders. The Heads of Agreement also provides for a series of negative covenants that limit actions that Ivanhoe Mines can take and transactions in which Ivanhoe Mines can participate without Rio Tinto’s approval. Rio Tinto also has, among other rights, a right of first offer which expires on October 24, 2012 in respect of any equity financing that Ivanhoe Mines proposes to undertake, other than certain specified exempt transactions, and a right of first refusal with respect to any proposed disposition by Ivanhoe Mines of an interest in the Oyu Tolgoi Project.

Rio Tinto is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Project through a series of governance mechanisms established under the Private Placement Agreement and the Heads of Agreement. These include the Technical Committee established under the Private Placement Agreement, through which Rio Tinto controls development programs and budgets, and the Rio Tinto / Ivanhoe Mines Operating Committee established under the Heads of Agreement, through which Rio Tinto is able to control decisions respecting the business of Oyu Tolgoi LLC subject to an Ivanhoe Mines veto in respect of certain fundamental matters. The Heads of Agreement also entitles Rio Tinto to manage the Oyu Tolgoi Project.

The interests of Rio Tinto and the interests of Ivanhoe Mines’ other shareholders are not necessarily aligned in all respects and there can be no assurance that Rio Tinto will exercise its rights as Ivanhoe Mines’ majority shareholder and its other contractual rights under the Private Placement Agreement and the Heads of Agreement in a manner that is consistent with the best interests of Ivanhoe Mines’ other shareholders.

There can be no assurance that Ivanhoe Mines will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi Project

Timely development of the Oyu Tolgoi Project depends upon Ivanhoe Mines ability to maintain an adequate and reliable source of funding. Ivanhoe Mines existing financial resources are insufficient to meet all anticipated development expenditures required to advance the Oyu Tolgoi Project to the commencement of commercial production and Ivanhoe Mines will require access to additional sources of funding during 2012 in order to maintain the project’s current development schedule. The scale of the Oyu Tolgoi Project is such that a significant amount of financing is required. Such financing would typically be sought from debt and equity capital markets. A comprehensive financing plan for the completion and start-up of the Oyu Tolgoi Project, which includes three basic elements: project finance, bridge finance and equity, has been conditionally approved and discussions aimed at finalizing and implementing the plan are currently underway.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Volatility in debt and equity capital markets and other factors may adversely affect Ivanhoe Mines’ ability to implement a comprehensive financing plan particularly as it relates to interim and project finance. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on Ivanhoe Mines ability to maintain the current development schedule for the Oyu Tolgoi Project and could jeopardize Ivanhoe Mines ability to meet its contractual commitments to third parties in respect of the Oyu Tolgoi Project, including those in respect of the Investment Agreement and the Amended and Restated Shareholders’ Agreement. Ivanhoe Mines may be able to partially mitigate the risk of failing to obtain additional financing by selling some or all of its non-core assets but there is no assurance that the proceeds of any such sale would be sufficient to meet all Oyu Tolgoi Project expenditure requirements.

Ivanhoe Mines financing plans may require Rio Tinto approval

There are covenants in the Heads of Agreement that restrict Ivanhoe Mines ability to incur debt and a right of first offer under the Private Placement Agreement that applies, except in limited circumstances, to equity financing transactions that Ivanhoe Mines proposes to undertake. Accordingly, Ivanhoe Mines ability to implement those aspects of its comprehensive financing plan involving project financing and bridge financing is dependent on approvals from Rio Tinto. Equity financing does not require Rio Tinto’s approval but, depending on the terms of the equity financing, may be subject to Rio Tinto’s right of first offer which expires on October 24, 2012. Rio Tinto’s right of first offer may operate to delay Ivanhoe Mines ability to complete an equity financing and such delays may become protracted if Ivanhoe Mines and Rio Tinto disagree as to how the right of first offer should operate or whether the right of first offer applies to a particular type of equity financing transaction.

Although Ivanhoe Mines and Rio Tinto are currently engaged in discussions aimed at finalizing and implementing the comprehensive financing plan, which plan has been conditionally approved, Rio Tinto’s ability to effectively veto any and all debt financing transactions proposed by Ivanhoe Mines means that any financing plan that is ultimately approved and implemented may be materially different from the comprehensive financing plan that Ivanhoe Mines has presented to Rio Tinto for discussion. If Rio Tinto declines to approve a proposal for third party debt financing and, as an alternative, offers to provide its own debt financing, Ivanhoe Mines may have no effective alternative than to accept Rio Tinto’s proposal to provide such financing even if the terms proposed are less favourable than those available from a third party. If Rio Tinto declines to approve a proposal for third party debt financing and does not offer to provide any debt financing itself, Ivanhoe Mines may not be able to obtain any debt financing at all, which could limit Ivanhoe Mines financing alternatives to equity capital, the terms of which may be dilutive and otherwise unfavourable, force the sale of non-core assets at potentially distressed prices, and otherwise have a material adverse effect on Ivanhoe Mines.

The actual cost of developing the Oyu Tolgoi Project may differ materially from Ivanhoe Mines’ estimates and involve unexpected problems or delays

The estimates regarding the development and operation of the Oyu Tolgoi Project, including the estimated remaining capital cost to first production, are estimates only and are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete the first phase of the Oyu Tolgoi Project may increase, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, power and transportation;

•	the annual usage costs to the local province for sand, aggregate and water;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and

•	the availability of funds to finance construction and development activities.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

In the event of a breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement or a number of other material contracts between Ivanhoe Mines or its subsidiaries and Rio Tinto or its affiliates, Rio Tinto will be able to accelerate repayments under the Interim Funding Facility

A breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement or a number of other material contracts between Ivanhoe Mines or its subsidiaries and Rio Tinto or its affiliates constitutes an event of default under the Interim Funding Facility. Should such an event of default occur, Rio Tinto will be able to demand immediate repayment of any amounts drawn by Ivanhoe Mines under the Interim Funding Facility, and any further disbursements under the Interim Funding Facility will be immediately and automatically suspended. Further, any event of default under the Interim Funding Facility may trigger cross-defaults and acceleration under the terms of any other instruments of indebtedness or credit facilities that Ivanhoe Mines may have outstanding at that time. Under such circumstances, there can be no assurance that Ivanhoe Mines’ assets would be sufficient to repay the amounts due in full. Even if repayment is made in full, Ivanhoe Mines may be unable to find alternative sources of financing or may be forced to raise funds from alternative sources on less favourable terms, which may have a material adverse impact on Ivanhoe Mines and its share price.

Lack of sufficient sophisticated electrical power and transportation infrastructure in proximity to Ivanhoe Mines’ material properties could adversely affect mining feasibility

The Oyu Tolgoi Project is located in an extremely remote area in the South Gobi Region of Mongolia, which currently lacks basic infrastructure, including sources of electrical power, housing, food and transport necessary to develop and operate a major mining project. While the Oyu Tolgoi Project has established the limited infrastructure, including diesel-generated power, necessary to conduct its current exploration and development activities, substantially greater sources of electrical power, physical plant and transportation infrastructure in the area will need to be established before mining operations are conducted at the Oyu Tolgoi Project. In addition, satisfactory agreements for the purchase of electrical power will have to be entered into, and any necessary government approvals or licences obtained.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and cooperation from international, national and regional governments, none of which can be assured.

The long-term Investment Agreement recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Ivanhoe Mines has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in Q3’12. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity is being provided, with expansion planned for April 2012 to meet the project’s more immediate requirements during the remaining stages of construction.

In November 2011, the Government of Mongolia provided Oyu Tolgoi LLC with a cabinet resolution allowing for the future construction by Oyu Tolgoi LLC of a coal-fired power plant in Mongolia dedicated to the Oyu Tolgoi Project. Such a plant would require certain Government of Mongolia permits, the negotiation of commercial agreements with the Government of Mongolia and coal suppliers, and the arrangement of financing for the accelerated construction. If the establishment of a dedicated power plant is required for the early production at Oyu Tolgoi, the required revisions to the construction schedule for the Oyu Tolgoi Project could adversely affect the project’s ability to achieve the planned start of commercial production in 2013. Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2012, and the financing that would be required for such a plant is not contemplated as part of Ivanhoe Mines current financing plan. The Heads of Agreement provides that if construction of a 50-megawatt, or greater, power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Ivanhoe Mines may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes an arbitration clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on Ivanhoe Mines’ ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, Ivanhoe Mines could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on Ivanhoe Mines and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of Ivanhoe Mines to complete

The Investment Agreement commits Ivanhoe Mines to perform a number of obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of Ivanhoe Mines, the scope of certain obligations may be open to interpretation. The performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Ivanhoe Mines. For example:

•

Oyu Tolgoi LLC is obligated to deliver a financing notice to the Government of Mongolia within two years following the Effective Date of the Investment Agreement and to commence commercial production within five years after delivery of the notice. There is a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement of commercial production or that unforeseen mining or processing difficulties are encountered that prevent Oyu Tolgoi LLC from attaining the required commercial production levels.

•

Ivanhoe Mines is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Project’s engineers must be Mongolian nationals within five years, increasing to 70% after 10 years. While Ivanhoe Mines has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within Ivanhoe Mines’ control.

•

Ivanhoe Mines is obligated to use Mongolian services, transportation and freight facilities on a priority basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

The extension of the term of the Investment Agreement from 30 years to 50 years is subject to a number of conditions, including Ivanhoe Mines having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that Ivanhoe Mines and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite Ivanhoe Mines’ best efforts, such provisions are not necessarily within its control and non-fulfilment may result in default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on Ivanhoe Mines and its share price.

The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk

Although the Shareholders’ Agreement contemplates that Ivanhoe Mines will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, Ivanhoe Mines will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible long-term strategic and economic objectives.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date

On October 20, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi LLC purchased the T-Bill from the Government of Mongolia, with a face-value of $115.0 million, for $100.0 million. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that Ivanhoe Mines will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on Ivanhoe Mines’ cash position, which may have a material adverse impact on Ivanhoe Mines and its share price.

The disclosed resource and reserve estimates for the Ivanhoe Mines’ projects disclosed in this MD&A are estimates only and are subject to change based on a variety of factors, some of which are beyond Ivanhoe Mines’ control. Ivanhoe Mines’ actual production, revenues and capital expenditures may differ materially from these estimates

The disclosed estimates of reserves and resources in this MD&A, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Ivanhoe Mines’ mining projects may render mining of ore reserves uneconomical and affect Ivanhoe Mines’ operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially Ivanhoe Mines’ reserves and resources. Should such reductions occur, material write downs of Ivanhoe Mines’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this MD&A are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material, adverse impact on Ivanhoe Mines and its share price.

Mining projects are sensitive to the volatility of metal prices

The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond Ivanhoe Mines’ control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.

The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices remain depressed or below variable production costs of Ivanhoe Mines’ current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Ivanhoe Mines’ mining, development and exploration activities. Ivanhoe Mines would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of Ivanhoe Mines’ reserves and resources. These factors could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

Year	Copper			Gold
	High	Low	Average	High	Low	Average
2007	$3.77	$2.37	$3.23	$841	$604	$695
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
2011	$4.62	$3.05	$4.00	$1,895	$1,324	$1,575

Ivanhoe Mines’ ability to carry on business in Mongolia is subject to legal and political risk

Although Ivanhoe Mines expects that the Investment Agreement will bring significant stability and clarity to the legal, political and operating environment in which Ivanhoe Mines will develop and operate the Oyu Tolgoi Project, Ivanhoe Mines is still subject to legal and political risks in Mongolia.

The Ovoot Tolgoi Project is not covered by the Investment Agreement. SouthGobi holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia.

There can be no absolute assurance that Ivanhoe Mines’ assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Ivanhoe Mines’ mining projects, including its ability to access power, transport and sell its product and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Ivanhoe Mines’ original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which Ivanhoe Mines holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Coal Project, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which Ivanhoe Mines holds its interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal

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systems and which may affect the interpretation and enforcement of Ivanhoe Mines’ rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades, Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Accordingly, while Ivanhoe Mines believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect Ivanhoe Mines’ mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining

The Government of Mongolia has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. Ivanhoe Mines believes that the successful negotiation of the Investment Agreement in respect of the Oyu Tolgoi Project clearly demonstrates the level of commitment of the current government to continue to do so. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006. At present, Ivanhoe Mines has no reason to believe that the Government of Mongolia intends to sponsor, or that Parliament intends to enact, amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of Ivanhoe Mines. Nevertheless, there can be no assurance that the present government, or a future government, will refrain from enacting legislation or adopting government policies that are adverse to Ivanhoe Mines’ interests or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project, Ovoot Tolgoi or other projects on the basis presently contemplated, which may have a material, adverse impact on Ivanhoe Mines and its share price.

Under Mongolia’s Resolution 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by the Resolution

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi Project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of major mineral projects including the Oyu Tolgoi Project. Most of the land areas designated for special needs are already subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are adversely affected by application of Resolution 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the mandate of Resolution 175. It is not clear at this time, whether the Government of Mongolia will expect some of the compensation necessary to be paid to such third parties to be borne by Oyu Tolgoi LLC or if it will assume that obligation alone. It is also expected but not yet formally confirmed by the Government that any consensual arrangements effected with affected third parties by Oyu Tolgoi LLC will make the application of Resolution 175 unnecessary. To the extent that consensual arrangements are

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not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Ivanhoe Mines’ business

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Ivanhoe Mines’ decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Ivanhoe Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially, adversely affect Ivanhoe Mines

All phases of Ivanhoe Mines’ operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. Ivanhoe Mines must complete an Environmental Protection Plan for Government approval and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ivanhoe Mines’ operations. Environmental hazards may exist on the properties in which Ivanhoe Mines holds interests which are presently unknown to Ivanhoe Mines and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Ivanhoe Mines’ operations. To the extent such approvals are required and not obtained, Ivanhoe Mines may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Ivanhoe Mines and its share price.

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Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material, adverse impact on Ivanhoe Mines and cause increases in capital expenditures or production costs, or reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties, which may have a material, adverse impact on Ivanhoe Mines and its share price.

Previous mining operations may have caused environmental damage at current and former Ivanhoe Mines mining projects, and if Ivanhoe Mines cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective

Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material, adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines’ ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements

Ivanhoe Mines conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ abilities to pay dividends or make other distributions to Ivanhoe Mines is also subject to their having sufficient funds to do so. Ivanhoe Mines notes that its cash and cash equivalents at December 31, 2011, included SouthGobi’s balance of $123.6 million and Ivanhoe Australia’s balance of $170.3 million, which amounts were not available for the Company’s use. If the subsidiaries are unable to pay dividends or make other distributions, Ivanhoe Mines’ growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, Ivanhoe Mines may lose all or a portion of its investment in that subsidiary. Ivanhoe Mines will be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material, adverse impact on Ivanhoe Mines and its share price.

There can be no assurance that the interest held by Ivanhoe Mines in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe Mines and entities owned or controlled by foreign governments will not be unilaterally altered or revoked

Ivanhoe Mines has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Ivanhoe Mines. There can also be no assurance that Ivanhoe Mines’ rights will not be challenged or impugned by third parties. Ivanhoe Mines has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to Ivanhoe Mines or at all, which may have a material adverse impact on Ivanhoe Mines and its share price.

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Competition for new mining properties by larger, more established companies may prevent Ivanhoe Mines from acquiring interests in additional properties or mining operations

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Ivanhoe Mines may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Ivanhoe Mines will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Ivanhoe Mines does not expect to pay dividends for the foreseeable future

Ivanhoe Mines has not paid any dividends to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. Ivanhoe Mines cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that Ivanhoe Mines will be capable of consistently producing positive cash flows

Ivanhoe Mines has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Ivanhoe Mines has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on Ivanhoe Mines and its share price.

There is no guarantee that any exploration activity will result in commercial production of mineral deposits

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of Ivanhoe Mines’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Ivanhoe Mines.

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(Stated in U.S. dollars, except where noted)

Ivanhoe Mines cannot insure against all of the risks associated with mining

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:

•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls, shafts, headframes, underground workings; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.

These risks can result in, among other things:

•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

It is not always possible to obtain insurance against all such risks and Ivanhoe Mines may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on Ivanhoe Mines’ financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of Ivanhoe Mines. Ivanhoe Mines does not maintain insurance against political or environmental risks, which may have a material adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines is exposed to risks of changing political stability and government regulation in the countries in which it operates

Ivanhoe Mines holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of Ivanhoe Mines and may adversely affect its business. Ivanhoe Mines’ operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Ivanhoe Mines’ operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where Ivanhoe Mines is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many

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of the countries in which Ivanhoe Mines operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even Ivanhoe Mines’ best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines’ prospects depend on its ability to attract and retain key personnel

Recruiting and retaining qualified personnel is critical to Ivanhoe Mines’ success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Ivanhoe Mines believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as Ivanhoe Mines’ business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although Ivanhoe Mines believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

In addition, Ivanhoe Mines believes that the loss of Mr. Robert Friedland and other key personnel could materially adversely affect its operations.

Certain directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe Mines

Certain of the directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which Ivanhoe Mines may participate, the directors of Ivanhoe Mines may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the individuals nominated by Rio Tinto to serve on Ivanhoe Mines’ board of directors. Subject to the provisions of the Heads of Agreement, Rio Tinto is entitled to nominate a number of directors to Ivanhoe Mines’ board of directors proportionate to its level of ownership of Ivanhoe Mines’ issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto Group companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with Ivanhoe Mines, the directors of Ivanhoe Mines appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with Ivanhoe Mines for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of Ivanhoe Mines and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Ivanhoe Mines will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with Ivanhoe Mines’ governing corporate statute, the Yukon Business Corporation Act, the directors of Ivanhoe Mines are required to act honestly, in good faith and in the best interests of Ivanhoe Mines. In determining whether or not Ivanhoe Mines will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Ivanhoe Mines, the degree of risk to which Ivanhoe Mines may be exposed and its financial position at that time.

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Capital markets are volatile

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely affect the market price of Ivanhoe Mines’ securities.

If Ivanhoe Mines is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect Ivanhoe Mines’ access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for Ivanhoe Mines to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to Ivanhoe Mines or at all, which may have a material adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines is subject to the U.S. Foreign Corrupt Practices Act

Ivanhoe Mines is subject to the U.S. Foreign Corrupt Practices Act (the FCPA), which prohibits Ivanhoe Mines or any officer, director, employee or agent of Ivanhoe Mines or any stockholder of Ivanhoe Mines acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Ivanhoe Mines’ international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Ivanhoe Mines discourages these practices by its employees and agents. However, Ivanhoe Mines’ existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Ivanhoe Mines to adopt appropriate compliance procedures and ensure that its employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Ivanhoe Mines’ ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines may become a passive foreign investment company (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares

Based on the value of its assets and the scope of its current and projected operations, Ivanhoe Mines believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of Ivanhoe Mines’ PFIC status for any year is very fact-specific, and is dependent on continued operations by SouthGobi, the value of Ivanhoe Mines’ resources and reserves, legal and political risks, and other factors beyond Ivanhoe Mines’ control. Accordingly, there can be no assurance in this regard, and it is possible that Ivanhoe Mines may become a PFIC in the current taxable year or in future years. If Ivanhoe Mines is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on Ivanhoe Mines and its share price.

Ivanhoe Mines’ urges U.S. investors to consult their own tax advisers regarding the possible application of the PFIC rules, and the potentially adverse consequences to United States Holders of Common Shares.

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(Stated in U.S. dollars, except where noted)

Ivanhoe Mines holds substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent Ivanhoe Mines from obtaining timely access to such funds or result in the loss of such funds

Ivanhoe Mines currently holds substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as Ivanhoe Mines may require that these funds be used on short notice to support the business objectives of Ivanhoe Mines. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents Ivanhoe Mines from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

RELATED-PARTY TRANSACTIONS

The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a shareholder of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is associated with. The tables summarize related party transactions by related party and by type:

(Stated in $000’s of U.S. dollars)	Years Ended December 31,
	2011	2010
Rio Tinto plc (a)	$110,164	$23,836
Global Mining Management Corporation (b)	14,815	13,627
Ivanhoe Capital Aviation LLC (c)	6,866	6,465
Fognani & Faught, PLLC (d)	558	476
Ivanhoe Capital Corporation (e)	330	434
Ivanhoe Capital Services Ltd. (f)	1,103	752

	$133,836	$45,590

	Year Ended December 31,
	2011	2010
Development and exploration	$109,891	$23,836
Salaries and benefits	12,860	11,437
Travel (including aircraft rental)	6,866	6,465
Office and administrative	3,661	3,376
Legal	558	476

	$133,836	$45,590

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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(Stated in U.S. dollars, except where noted)

Accounts receivable and accounts payable at December 31, 2011, included $1.2 million and $28.2 million, respectively (December 31, 2010 — $2.1 million and $8.7 million, respectively), which were due from/to a shareholder of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is associated with.

(a)

Rio Tinto owns 51.0% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. As at December 31, 2011, $56.8 million (December 31, 2010 — $14.0 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

In addition, Rio Tinto completed various purchases of Ivanhoe Mines shares during 2011. These are detailed in the “Update of Developments with Rio Tinto” section.

(b)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)

Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.

(e)

Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICS provides management services out of Singapore on a cost-recovery basis.

Ivanhoe Mines has a 50% interest in Altynalmas Gold. During 2011, Ivanhoe Mines recognized $3.6 million (2010 — $5.0 million) in interest income on its shareholder loan balance with Altynalmas Gold.

The Company’s Founder and Chief Executive Officer has an interest in Ivanplats. As at December 31, 2011, Ivanhoe Mines held 8.8% of Ivanplats issued and outstanding shares. During November 2011, Ivanhoe Mines participated in Ivanplats convertible bond offering by purchasing 15,000 bonds at $1,000 each.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of

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the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. The Company’s principal executive officer and principal financial officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 in accordance with Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s principal executive officer and principal financial officer have determined that the Company’s internal control over financial reporting was effective as of December 31, 2011 and have certified Ivanhoe Mines’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Deloitte & Touche LLP has provided such opinions.

Changes in internal control over financial reporting

During the year ended December 31, 2011 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P.Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011, and other continuous disclosure documents filed by the Company since January 1, 2012, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Ivanhoe Mines’ beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that initial production from the Oyu Tolgoi Project is projected to begin in Q3’12, with commercial production to follow in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expansion of throughput capacity of the concentrator; statements regarding the timing of completion and commissioning of Lines #1 and #2 of the concentrator; statement concerning the timing of pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits; statements concerning possible expansion scenarios for the Oyu Tolgoi Project; the statement that the electrical power transmission line stringing is expected to commence in spring 2012 and that imported power is expected to be available at the Oyu Tolgoi site in Q3’12; the statements regarding the plans to extend the electrical transmission power line from across the Mongolian border into the Inner Mongolian electrical grid; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese authorities regarding importing electrical power from China; the statements concerning the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Government of Mongolia; the statements concerning the construction of a power plant at Oyu Tolgoi; statements regarding the expectation of finalizing concentrate sales contracts in the next several months; statements concerning the expected markets for concentrate produced at the Oyu Tolgoi Project; statements related to the anticipated capital costs and the phase-one budget of the Oyu Tolgoi Project; statements concerning the revised expectations of the total phase-one budget to bring the Oyu Tolgoi Project into commercial production; statements regarding the timing of replacing the construction fleet with a mining fleet at the Oyu Tolgoi Project; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Government of Mongolia; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; statements concerning the timing of definitive agreements with Chinese smelters for concentrate produced at Oyu Tolgoi; statement regarding the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; statements regarding the expectation that the lenders for Oyu Tolgoi Project financing will finalize their due diligence later this year; statements related to the Company’s objective of having executed Oyu Tolgoi Project financing loan documentation in place in Q3’12; statements concerning the structure and amount of the conditional comprehensive financing plan with Rio Tinto; statements concerning the utilization of the interim funding facility provided by Rio Tinto and the repayment of the same from project financing; statements concerning other possible financing options for Ivanhoe Mines, including a rights offering; implementation of the Oyu Tolgoi Project’s training, activities and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the statements concerning the expected

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

ash yields that can be achieved from coal wet washing facility; the statements concerning the planned upgrade of the Ovoot Tolgoi coal-handling facility during 2012; the statements concerning the expected timing of construction and the intended capacity of the planned paved highway from Ovoot Tolgoi to the Mongolia-China border; the statements concerning SouthGobi’s expected coal sales and prices in Q1’12 and related statements about border access; statements concerning the expected timing of commencement of the agreement between SouthGobi and Ejin Jinda; the statements concerning the creation of a separate transport agreement regarding the transportation of medium and higher-ash coals processed though Ovoot Tolgoi’s on-site dry coal handling facility, and the expected ash content and yield of these coals; the statements concerning the sufficiency of Ivanhoe Australia’s existing funds to develop the Cloncurry project portfolio; statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the Mount Dore pre-feasibility study and the Mount Elliott scoping study; statements concerning expected production throughput at the Osborne processing plant; planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 19, 2012.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Robert Friedland	/s/ Tony Giardini

Robert Friedland	Tony Giardini
Chief Executive Officer	Chief Financial Officer

March 19, 2012
Vancouver, BC, Canada